      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 1997
                                                      REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          LIVINGSTON ENTERPRISES, INC.

             (Exact name of Registrant as specified in its charter)

          CALIFORNIA                         7373                  77-0127305
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                                4464 WILLOW ROAD
                          PLEASANTON, CALIFORNIA 94588
                                 (510) 737-2100

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               STEVEN M. WILLENS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          LIVINGSTON ENTERPRISES, INC.
                                4464 WILLOW ROAD
                          PLEASANTON, CALIFORNIA 94588
                                 (510) 737-2100

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

       Steven E. Bochner, Esq.                   William L. Hudson, Esq.
         Nevan C. Elam, Esq.                     Valerie J. Horwitz, Esq.
     Richard S. Arnold, Jr., Esq.                 Randall M. Lake, Esq.
   Wilson Sonsini Goodrich & Rosati          Brobeck, Phleger & Harrison LLP
       Professional Corporation            Spear Street Tower One Market Plaza
          650 Page Mill Road                 San Francisco, California 94105
     Palo Alto, California 94304                      (415) 442-0900
            (415) 493-9300

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED MAXIMUM
                        TITLE OF EACH CLASS OF                              AGGREGATE OFFERING                AMOUNT OF
                     SECURITIES TO BE REGISTERED                                 PRICE (1)                REGISTRATION FEE
Common Stock, no par value per share..................................          $40,000,000                    $12,122

(1) Estimated pursuant to Rule 457(o) solely for purposes of calculating the registration fee.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED MAY   , 1997

                                         SHARES

                                     [LOGO]

                                  COMMON STOCK
                               -----------------

OF THE         SHARES OF COMMON STOCK OFFERED HEREBY,         SHARES ARE BEING
SOLD BY THE COMPANY AND         SHARES ARE BEING SOLD BY A SELLING
   SHAREHOLDER. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL
   NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING
      SHAREHOLDERS. PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC
      MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY
        ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE
           BETWEEN $      AND $      PER SHARE. SEE "UNDERWRITERS"
           FOR A DISCUSSION OF THE FACTORS TO BE CONSIDERED IN
             DETERMINING THE INITIAL OFFERING PRICE. APPLICATION
             HAS BEEN MADE TO LIST THE  SHARES FOR QUOTATION ON
                THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL
                                    "LIVS."

                            ------------------------

 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON
                                 PAGE 5 HEREOF.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                PRICE $  A SHARE
                              -------------------

                                                            UNDERWRITING                      PROCEEDS TO
                                             PRICE TO       DISCOUNTS AND     PROCEEDS TO       SELLING
                                              PUBLIC       COMMISSIONS (1)    COMPANY (2)     SHAREHOLDERS
                                          ---------------  ---------------  ---------------  --------------
PER SHARE...............................         $                $                $               $
TOTAL (3)...............................         $                $                $               $

------------
  (1) THE COMPANY AND THE SELLING SHAREHOLDERS HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."

  (2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $     .

  (3) THE COMPANY AND CERTAIN SELLING SHAREHOLDERS HAVE GRANTED THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP
      TO AN AGGREGATE OF      AND      ADDITIONAL SHARES OF COMMON STOCK,
      RESPECTIVELY, AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, PROCEEDS TO COMPANY AND PROCEEDS
      TO SELLING SHAREHOLDERS WILL BE $          , $         , $          AND
      $         , RESPECTIVELY. SEE "UNDERWRITERS."
                            ------------------------

    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY BROBECK, PHLEGER & HARRISON LLP, COUNSEL FOR THE
UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE SHARES WILL BE MADE ON OR
ABOUT             , 1997 AT THE OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW
YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              -------------------

MORGAN STANLEY & CO.
             INCORPORATED

                     HAMBRECHT & QUIST

                                                   ROBERTSON, STEPHENS & COMPANY

            , 1997

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

    UNTIL           , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           3
The Company................................................................................................           4
Risk Factors...............................................................................................           5
Use of Proceeds............................................................................................          15
Dividend Policy............................................................................................          15
Capitalization.............................................................................................          16
Dilution...................................................................................................          17
Selected Consolidated Financial Data.......................................................................          18
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          19
Business...................................................................................................          26
Management.................................................................................................          36
Certain Transactions.......................................................................................          43
Principal and Selling Shareholders.........................................................................          44
Description of Capital Stock...............................................................................          46
Shares Eligible for Future Sale............................................................................          47
Underwriters...............................................................................................          49
Legal Matters..............................................................................................          51
Experts....................................................................................................          51
Additional Information.....................................................................................          51
Index to Consolidated Financial Statements.................................................................         F-1

                            ------------------------

    The Company intends to furnish to its shareholders annual reports containing consolidated financial statements audited by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited consolidated financial information.
                            ------------------------

    The Company's logo, Livingston, PortMaster, ComOS, PMconsole, RADIUS and ChoiceNet are trademarks of the Company. ProVision is a service mark of the Company. This Prospectus also includes product names and other trade names and trademarks of the Company and of other organizations.
                            ------------------------

    UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS DOES NOT GIVE EFFECT TO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.
                            ------------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                       INTEGRATED REMOTE ACCESS SOLUTIONS
                         FOR INTERNET SERVICE PROVIDERS

Livingston's high performance, integrated remote access solutions enable ISPs worldwide to cost-effectively connect their subscribers to the Internet. All of the Company's remote access products incorporate Livingston's ComOS operating system, which has been architected specifically for remote access applications to provide robust routing, security, centralized device management and subscriber administration functions. The Company believes that more ISPs worldwide use Livingston's remote access servers than those of any other vendor. Since the Company's introduction of its first remote access server in 1990, over 2,000 ISPs have purchased the Company's products.

                     Diagram of an ISP's Point of Presence

Housed within the ISP's local Point of Presence, Livingston's remote access products connect dial-up subscribers communicating with the ISP over standard analog, ISDN, Frame Relay or T1/E1 leased line connections to the Internet via the ISP's router-based network. The Company's ComOS operating system enables the ISP to perform a number of critical functions including:

- Routing: support for TCP/IP, IPX, OSPF, PPP, RIP and other LAN/WAN protocols

- Security: subscriber authentication, encryption and firewall filtering

- Network management: configuration and device management

- Subscriber administration: accounting, billing and Internet content management

               Photo of Livingston's PortMaster 3, PortMaster 2,
                  FireWall Router, and Office Router products

In November 1996, the Company introduced the PortMaster 3, the Company's next generation access concentrator, which integrates digital modem, router and communications server functionality with support for conventional analog, ISDN, Frame Relay and T1/E1 service connections in a compact 3.5 inch high chassis. The PortMaster 3 combines the Company's core software technology, the ComOS operating system, with a streamlined hardware design to offer ISPs the following advantages:

- Integrated hardware solution

- Designed to support emerging technologies such as 56K modems

- Scalability and manageability

- Reliability

- Security and administrative capabilities

- Low price per port

Livingston also provides office routers and firewall routers that are resold by ISPs to corporate customers for Internet connectivity and other remote access networking applications.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    Livingston is a leading provider of integrated remote access networking solutions for ISPs worldwide. Used by ISPs to connect their subscribers to the Internet, the Company's remote access servers deliver high performance at a low price per port, making them particularly well-suited for the intensely competitive ISP market. The Company also provides office routers and firewall routers that are resold by ISPs to corporate customers for Internet connectivity and other remote access networking applications. The Company believes that more ISPs worldwide use Livingston's remote access servers than those of any other vendor. Since the Company's introduction of its first remote access server in 1990, over 2,000 ISPs have purchased the Company's remote access products.

    In November 1996, the Company introduced the PortMaster 3 access concentrator, its next generation remote access platform, which integrates digital modem, router and communications server functionality with support for analog modems, ISDN PRI, Frame Relay and T1/E1 service connections in a compact
3.5 inch high chassis. The PortMaster 3 has been designed to be easily upgraded to support emerging technologies such as 56K modem functionality. The PortMaster 3 combines the Company's core software technology, the ComOS operating system, with an integrated hardware design that provides ISPs with a high port density, highly scalable remote access solution. Architected specifically for remote access applications, ComOS is incorporated in all of the Company's remote access products and provides robust routing, security, centralized device management and subscriber administration capabilities. The Company believes that the PortMaster 3 platform positions it to better address the needs of large ISPs and Telcos, and to maintain its leadership position with the Company's established base of local and regional ISP customers.

                                  THE OFFERING

Common Stock offered...........................................  shares, including shares by the Company and
                                                                 shares by a Selling Shareholder

Common Stock to be outstanding after the offering..............  shares (1)

Use of proceeds................................................  For general corporate purposes, including working capital

Proposed Nasdaq National Market symbol.........................  LIVS

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                                    SIX MONTHS
                                                                                                                       ENDED
                                                                            YEARS ENDED AUGUST 31,                  -----------
                                                             -----------------------------------------------------   FEB. 29,
                                                               1992       1993       1994       1995       1996        1996
                                                             ---------  ---------  ---------  ---------  ---------  -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues...............................................  $   1,424  $   2,083  $   6,180  $  20,461  $  46,107   $  21,405
Gross profit...............................................        951      1,121      3,327     12,407     27,540      12,745
Net income.................................................        320         86      1,027      4,904      8,845       4,852
Net income per share (2)...................................  $     .03  $     .01  $     .08  $     .38  $     .62   $     .35
Shares used in per share computations (2)..................     12,525     12,525     12,525     12,945     14,214      13,725


                                                              FEB. 28,
                                                                1997
                                                             -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues...............................................   $  31,315
Gross profit...............................................      17,356
Net income.................................................       4,685
Net income per share (2)...................................   $     .32
Shares used in per share computations (2)..................      14,473

                                                                                                           FEBRUARY 28, 1997
                                                                                                       --------------------------
                                                                                                        ACTUAL    AS ADJUSTED(3)
                                                                                                       ---------  ---------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents............................................................................  $   7,256     $
Working capital......................................................................................     17,749
Total assets.........................................................................................     27,649
Total shareholders' equity...........................................................................     20,118

------------

(1) Based on 12,365,060 shares of Common Stock outstanding as of February 28, 1997. Excludes 2,444,275 shares of Common Stock issuable upon the exercise of options outstanding under the Company's 1994 Stock Option Plan at February 28, 1997, with a weighted average exercise price of $3.17 per share, and 246,250 shares of Common Stock issuable upon the exercise of options granted under the Company's 1994 Stock Option Plan subsequent to February 28, 1997, with a weighted average exercise price of $14.23 per share. Also excludes (i) 1,500,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Plan and (ii) 500,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan. See "Management--Executive Compensation," "Description of Capital Stock" and Note 5 of Notes to Consolidated Financial Statements.

(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of net income per share and shares used in per share computations.

(3) As adjusted to reflect the sale of      shares of Common Stock offered by
    the Company hereby at an assumed initial public offering price of $    per
    share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                                  THE COMPANY

    Livingston Enterprises, Inc. ("Livingston" or the "Company") is a leading provider of integrated remote access networking solutions for Internet Service Providers ("ISPs") worldwide. Used by ISPs to connect their subscribers to the Internet, the Company's remote access servers deliver high performance at a low price per port, making them particularly well-suited for the intensely competitive ISP market. The Company also provides office routers and firewall routers that are resold by ISPs to corporate customers for Internet connectivity and other remote access networking applications. The Company believes that more ISPs worldwide use Livingston's remote access servers than those of any other vendor. Since the Company's introduction of its first remote access server in 1990, over 2,000 ISPs have purchased the Company's remote access products.

    In November 1996, the Company introduced the PortMaster 3 access concentrator, its next generation remote access platform, which integrates digital modem, router and communications server functionality with support for analog modems, ISDN PRI, Frame Relay and T1/E1 service connections in a compact
3.5 inch high chassis. The PortMaster 3 has been designed to be easily upgraded to support emerging technologies such as 56K modem functionality. The PortMaster 3 combines the Company's core software technology, the ComOS operating system, with an integrated hardware design that provides ISPs with a high port density, highly scalable remote access solution. Architected specifically for remote access applications, ComOS is incorporated in all of the Company's remote access products and provides robust routing, security, centralized device management and subscriber administration capabilities. The Company believes that the PortMaster 3 platform positions it to better address the needs of large ISPs and Telcos, and to maintain its leadership position with the Company's established base of local and regional ISP customers.

    The number of Internet subscribers and Internet traffic is growing rapidly as the Internet continues to emerge as a global medium for communication, commerce and entertainment. To accommodate Internet subscriber growth and customers' increasing bandwidth requirements, many ISPs are dramatically increasing their investments in networking infrastructure, particularly in the area of remote access equipment.

    The ISP market is evolving rapidly and competition in the industry has intensified as many major telecommunications service providers have entered or announced plans to enter the ISP market. ISPs increasingly need to provide reliable service with maximum accessibility and minimum downtime to maintain customer satisfaction, forcing ISPs to continually expand and upgrade their networks without service interruption. Competition to attract and maintain subscribers requires ISPs to improve the performance of their networks by incorporating new technologies such as 56K modems. As a result, ISPs are increasingly focused on procuring remote access equipment that is cost-effective, reliable, scalable and interoperable, includes comprehensive network management and security capabilities and provides support for emerging technologies.

    Livingston's goal is to be the leading supplier of technologically advanced and cost-effective remote access solutions to ISPs worldwide. Livingston's strategy is to leverage its flexible ComOS operating system and its modular hardware design to provide cost-effective, highly scalable and reliable remote access technologies that incorporate next generation networking functionality. The Company is focused on maintaining its market leadership with local and regional ISPs, continuing to build its direct sales and technical support capabilities, and increasing its market share with major national and international ISPs. The Company also plans to expand its presence in Europe, Japan and other international markets.

    Livingston was incorporated in California in 1986. Unless the context otherwise requires, references in this Prospectus to "Livingston" and the "Company" refer to Livingston Enterprises, Inc., a California corporation, and its subsidiaries. The Company's principal executive offices are located at 4464 Willow Road, Pleasanton, California 94588. Its telephone number is (510) 737-2100 and its World Wide Web site is located at http://www.livingston.com. Information contained in the Company's World Wide Web site is not part of this Prospectus.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS.

    UNPREDICTABLE AND FLUCTUATING QUARTERLY OPERATING RESULTS. Due to the emerging and evolving nature of the markets for the Company's products and the likelihood of increased competition, there can be no assurance that growth in net revenues will continue or that the Company will continue to be profitable. As a result of the Company's recent transition to its new product, PortMaster 3, the Company believes that future quarterly operating results could be negatively impacted by factors such as a continuing decline in sales of many of the Company's earlier generation products, which the Company expects, and a lack of sustained market acceptance of PortMaster 3. In addition, the Company expects that software licensing royalties from US Robotics Access Corp., Inc. ("USR") will terminate in fiscal 1998, if not sooner. For the Company's fiscal year ended August 31, 1996 and the six months ended February 28, 1997, royalty revenues from USR represented 6.2% and 12.9% of net revenues, respectively. To the extent that such termination in royalty revenue and a decline in revenue of the Company's earlier generation products is not offset by sales of PortMaster 3 and future products, the Company's business, quarterly operating results and financial condition would be materially adversely affected. The Company's quarterly operating results could also be materially adversely affected by a wide variety of factors including the following: price competition; the mix of products sold; the ability of the Company to provide product features required by ISPs; product flaws that cannot be detected or remedied in a timely manner; shortages of critical components; the buying patterns of ISPs and other customers; the level of Internet usage by customers of ISPs; the ability of the Company to succeed in selling products to large ISPs, interexchange carriers such as AT&T, MCI and Sprint, and Regional Bell Operating Companies ("RBOCs") (interexchange carriers and RBOCs may be collectively referred to as "Telcos"); the ability of the Company to hire and retain additional sales personnel; consolidation in the ISP markets; the mix of distribution channels employed by the Company; changes in the levels of inventory held by third party resellers; the timing of orders from, and shipments to, customers; and seasonality and general economic conditions. The Company typically operates with a relatively small backlog and, as a result, quarterly sales and operating results generally depend on the volume and timing of, and ability to fulfill, orders received within the quarter, which are difficult to forecast. A significant portion of the Company's spending is relatively fixed in advance based on the Company's forecasts of future sales. If sales are below expectations in any given quarter, the adverse impact of the shortfall on the Company's quarterly operating results may be magnified by the Company's inability to adjust spending to compensate for the shortfall. As a result of the Company's plans to expand its direct sales and marketing and research and development capabilities, the Company anticipates that its operating expenses will substantially increase, which, in the absence of increased sales of the Company's products, could have a material adverse effect on the Company's quarterly operating results. Accordingly, there can be no assurance that the Company will be able to sustain profitability in the future, particularly on a quarter-to-quarter basis, or that the Company will not experience material fluctuations in quarterly operating results. Additionally, it is possible that the Company's future quarterly operating results may fall below the expectations of analysts and investors. In such event, the market price of the Company's Common Stock would likely be materially adversely affected. See "--Possible Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    DEPENDENCE ON SALES OF PORTMASTER 3. In the fall of 1996, the Company introduced PortMaster 3, sales of which represented a majority of the Company's net revenues in the second quarter of fiscal 1997. There can be no assurance that such level of sales will be maintained. In particular, there can be no assurance that the initial level of sales does not reflect pent up demand from prior quarters as a result of the anticipated introduction of PortMaster 3. In addition, future sales of PortMaster 3 would be materially adversely affected in the event that the Company is unable to offer on a timely basis a 56K modem upgrade for PortMaster 3. Sales of PortMaster 3 would also be materially adversely affected in the event that the ISP market widely adopts an alternative 56K modem technology such as USR's x2 modem technology. See "--Risks Associated with 56K Modem Technology." From time to time, the Company's products may contain product flaws. Due to the complexity of the PortMaster 3, there can be no assurance that the PortMaster 3 does not contain undetected product flaws or that the Company will be able to timely or effectively remedy such flaws. See "--Risks Associated with Rapid Technological Changes." In addition, because the PortMaster 3 is the Company's first product intended to address large ISPs and Telcos, there can be no assurance that this product will prove suitable for, or achieve acceptance in, these markets. See "--Risks Associated with Entry into New and Unfamiliar Markets." Sales of the Company's earlier generation PortMaster products declined in the fourth quarter of fiscal 1996 and the six months ended February 28, 1997, and the Company expects such sales will continue to decline and that the Company will be increasingly dependent upon sales of PortMaster 3 to sustain and grow its net revenues. There can be no assurance that sales of PortMaster 3 will be sufficient to sustain and grow the Company's net revenues. The inability of the Company to increase sales of its PortMaster 3 would have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Industry Background and Market" and "--Technology and Products."

    RISKS ASSOCIATED WITH NEW PRODUCT INTRODUCTIONS. The market for the Company's products is characterized by rapidly changing technologies, evolving industry standards, frequent competitive product introductions and short product life cycles. The Company's introduction of new or enhanced products requires the Company to effectively manage the transition from older products to newer generation products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. In the past, the Company has experienced problems with product transitions. For example, the Company experienced a decrease in net revenues in the fourth quarter of fiscal 1996, when sales of the Company's earlier generation products decreased primarily as a result of the anticipated introduction of PortMaster 3. As a result, the Company recorded charges aggregating approximately $3.3 million through the first quarter of fiscal 1997 as a reserve for obsolete PortMaster 2 inventory. A failure by the Company to effectively manage new product introductions in the future could have a material adverse effect on the Company's business, results of operations and financial condition. See "--Risks Associated with Rapid Technological Changes."

    DEPENDENCE ON SALES TO LOCAL AND REGIONAL ISPS. Historically, the Company has sold a substantial majority of its products to local and regional ISPs. The business of local and regional ISPs is largely dependent upon free reciprocal access to networks of large regional and national ISPs. Recently, certain national ISPs have announced that they plan to eliminate such free access to local and regional ISPs. There can be no assurance such limitations, or other limitations by national ISPs, would not materially adversely impact the growth or success of local and regional ISPs and thereby materially adversely impact the sales of the Company's products. Additionally, local and regional ISPs often have limited access to capital and as a result may be constrained in their ability to purchase the Company's products. Accordingly, there can be no assurance that sales to such ISPs, individually or as a group, will equal or exceed historical levels in any future period. A decrease in purchases of the Company's products by local and regional ISPs generally would materially adversely affect the Company's business, results of operations and financial condition.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

    RISKS ASSOCIATED WITH 56K MODEM TECHNOLOGY. Modem technology is rapidly evolving and with the recent introduction of 56K modem technology, ISPs are increasingly demanding remote access solutions that incorporate 56K modem technology. There currently are two principal competing 56K modem technologies:
(i) the x2 modem technology developed by USR and (ii) the K56flex modem technology developed by Lucent Technologies ("Lucent") and Rockwell Semiconductor Systems, Inc. ("Rockwell"). The Company has adopted the Lucent/Rockwell technology and has announced its offer to provide an upgrade, when and if available, to existing PortMaster 3 customers, upon request and at no additional charge, to support K56flex specifications. The Company does not plan to support the USR technology. In the event that USR's technology becomes widely adopted by ISPs, or an industry standard is adopted that is not compatible with the 56K modem solution implemented by the Company, the Company's business, results of operations and financial condition would be materially adversely affected. The Company believes that in order to remain competitive it must successfully introduce a 56K modem solution before the end of fiscal 1997. The Company depends on Lucent for the development of microchips for its 56K implementation. There can be no assurance that Lucent will be able to deliver to the Company sufficient quantities of 56K microchips, that the Company will not experience problems or delays incorporating these microchips into its products or that the Company will not experience other difficulties introducing a 56K modem solution. The inability of the Company to offer a 56K modem solution on a timely basis would materially adversely impact sales of the PortMaster 3 and would have a material adverse effect on the Company's business, results of operations and financial condition. See "--Dependence on Sales of PortMaster 3."

    RISKS ASSOCIATED WITH ENTRY INTO NEW AND UNFAMILIAR MARKETS. To date, a substantial majority of the Company's revenues have been derived from sales to local and regional ISPs. With the introduction of PortMaster 3, the Company believes that it can better address the needs of large ISP and Telco markets. These markets are characterized by longer, more costly sales cycles and substantially greater competition than the local and regional ISP markets. Many of the Company's competitors, such as Ascend Communications, Inc. ("Ascend"), USR and Cisco Systems, Inc. ("Cisco"), have substantially greater resources, name recognition and experience than the Company, as well as established relationships with many of the large ISPs and Telcos. Because the PortMaster 3 is the Company's first product intended to address large ISPs and Telcos, there can be no assurance that this product will prove suitable for, or achieve acceptance in, these markets. To enter into and compete in these markets, the Company will be required to expand its sales and marketing capabilities, which will result in increased operating expenses. See "--Intense Competition," "--Dependence on Developing a Direct Sales Capability" and "--Unpredictable and Fluctuating Quarterly Operating Results." To the extent that the Company is unable to penetrate such markets for its products or sales of products in these unfamiliar markets do not offset such increased expenses, the Company's business, results of operations and financial condition could be materially adversely affected.

    INTENSE COMPETITION. The remote access market is intensely competitive and the Company's principal competitors include Ascend, USR and Cisco. Competitive factors in the remote access ISP market include the breadth of product features, pricing, product quality, reliability and functionality, marketing and sales resources, customer service and support and reputation. Competition in the large ISP and Telco segments of the remote access market is particularly intense and the Company's competitors have greater name recognition, resources, sales capabilities and market share than the Company. As a result, the Company has a competitive disadvantage in these markets. Increased competition could result in price reductions, the inability of the Company to increase market share, or a loss of market share by the Company, any of which could materially adversely affect the Company's business, results of operations and financial condition. Additionally, industry-wide consolidation, such as the recently announced mergers of USR with 3Com Systems, Inc. ("3Com") and Ascend with Cascade Communications, Inc. ("Cascade"), could result in increased competition in the remote access ISP market because, among other things, such companies will be able to provide a complete solution for integrated remote access combined with other networking products not offered by the Company. Furthermore, the ISP industry could experience consolidation and the acquisition of one of the Company's larger customers by a corporation with relationships with one of the Company's competitors could result in a loss of revenue attributable to such customer. To the extent Telcos increase their share of the ISP market and the Company is unsuccessful in penetrating the Telco segment of the market, the Company's business, results of operations and financial condition could be materially adversely affected. There can be no assurance that the Company's current and future competitors will not develop or market technologies and products that offer higher performance and are more cost-effective than the Company's current or future products, thereby rendering the Company's technologies and products obsolete. See "Business--Competition."

    DEPENDENCE ON DEVELOPING A DIRECT SALES CAPABILITY. The Company believes that it must augment its direct sales capability in order to effectively compete in the large ISP and Telco markets. Accordingly, the Company has expanded, and plans to continue to expand, its direct sales capabilities to establish direct customer relationships. However, there can be no assurance that the Company will be able to find, train and retain sufficient personnel to enhance or further develop such direct sales capability or that the Company will be successful in penetrating the large ISP and Telco markets. The market in which the Company competes is characterized by intense competition for attracting and retaining qualified sales personnel and there can be no assurance that the Company will be successful in competing for such personnel. Many of the Company's competitors have significant direct sales departments and possess substantially greater resources to attract such personnel. In the event that the Company is unsuccessful in developing its direct sales capability, the Company's business, results of operations and financial condition could be materially adversely affected.

    RISKS ASSOCIATED WITH RELIANCE ON RESELLERS. For the year ended August 31, 1996 and for the six months ended February 28, 1997, 88.1% and 82.9%, respectively, of the Company's product revenues were made through value added resellers and distributors ("resellers"). The Company's top ten resellers represented 73.8% and 59.3%, respectively, of product revenues during such periods. The Company's top reseller in each period represented 27.2% and 17.4%, respectively, of the Company's product revenues and the second largest reseller in each period represented 13.3% and 10.3%, respectively. Accordingly, the Company is dependent upon the continued viability and financial stability of its resellers. Furthermore, the Company expects to become more dependent upon resellers in the international markets. While the Company maintains contractual relationships with most of its resellers, these agreements generally do not require a reseller to purchase the Company's products and may be terminated by a reseller at any time without penalty. There can be no assurance that any of the Company's resellers will continue to market the Company's products. Additionally, the Company's resellers generally offer products of several different companies, including those of the Company's competitors. Consequently, there is a risk that resellers will give higher priority to products of other suppliers, thus reducing their efforts to sell the Company's products. The foregoing risk is exacerbated by the Company's plans to expand its direct sales capability which could have a negative impact on the Company's relationship with resellers and result in a reduction in the sales of the Company's products by such resellers. In addition, the Company may, from time to time, terminate some of its relationships with resellers and any such termination could have a material adverse effect on the Company's business and result in threatened or actual litigation. For example, in November 1996, the Company terminated its relationship with one of its largest resellers, who then threatened to sue the Company. There can be no assurance that any future termination of a reseller would not have a material adverse effect on the Company's business or that such termination would not result in a lawsuit or that the Company would be successful in defending itself in such a lawsuit. Livingston provides most of its resellers with product return rights for stock balancing and price protection. There can be no assurance that the Company will not experience significant product returns or claims for price protection with respect to products held by resellers which could materially adversely affect the Company's business, results of operations and financial condition. See "--Risks Associated with International Sales" and "Business-- Sales and Marketing."

    RISKS ASSOCIATED WITH THE MANAGEMENT OF EXPANDING OPERATIONS. The Company has recently experienced a period of rapid growth and an expansion in the number of its employees, the scope and complexity of its operating and financial systems, and the geographic area of its operations. Such growth has placed and, if sustained, will continue to place a significant strain upon the Company's management, operations, financial systems and resources. The Company believes that it must expand its manufacturing, research and development, marketing, sales and customer support capabilities in order to effectively serve the evolving needs of the Company's present and future customers. The Company's Chief Executive Officer also serves as the Company's Chief Technical Officer and the Company's Vice President of Sales also serves as the Company's Vice President of Marketing. Consequently, the Company believes it needs to hire additional senior management in the areas of research and development and marketing. There can be no assurance that this can be achieved without disruption to the Company's current management team. The failure by the Company to hire additional qualified personnel in a timely manner could have a material adverse effect on the Company's business, results of operations and financial condition. See "--Dependence on Key Personnel" and "Management."

    RISKS ASSOCIATED WITH RAPID TECHNOLOGICAL CHANGES. The market for the Company's products is characterized by rapidly changing technologies, evolving industry standards, frequent competitive product introductions and short product life cycles. The Company's success will depend to a substantial degree upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and emerging industry standards. Inherent in the product development process are a number of risks. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. The Company's introduction of new or enhanced products may contain undetected or unresolved software or hardware defects when they are first introduced or as new versions are released. There can be no assurance that, despite extensive testing by the Company, design defects will not be found in new products or upgrades after commencement of commercial shipments, resulting in additional costs to the Company, reduced acceptance of the Company's products or damage to the Company's reputation and relationships with its customers. Future delays in the introduction or shipment of new or enhanced products, the inability of such products to gain market acceptance or problems associated with new product transitions could have a material adverse effect on the Company's business, results of operations and financial condition, particularly on a quarterly basis. See "--Unpredictable and Fluctuating Quarterly Operating Results," "--Risks Associated with New Product Introductions," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Industry Background and Market" and "--Research and Development."

    RISKS ASSOCIATED WITH INTERNATIONAL SALES. International sales accounted for approximately 29.7% and 44.7% of the Company's product revenues in fiscal 1996 and the six months ended February 28, 1997, respectively, and the Company expects that international sales will continue to account for a significant portion of its product revenues in future periods. The Company is substantially dependent on resellers for its international sales. Certain of the Company's resellers also act as resellers for the Company's competitors and such resellers could devote greater effort and resources to marketing competitive products. The loss of certain resellers could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, in each calendar year sales in Europe and certain other parts of the world in the third quarter and sales in Japan in the second quarter are typically adversely affected as many customers reduce their business activities during those periods. The Company intends to enter into additional international markets and to continue to expand its operations outside of North America by expanding its direct sales force, adding resellers and pursuing additional strategic relationships which will require significant management attention and expenditure of significant financial resources. Sales to international customers are subject to additional risks including longer receivables collection periods, greater difficulty in accounts receivable collection, political and economic instability, nationalization, trade restrictions, the impact of possible recessionary environments in economies outside the United States, reduced protection for intellectual property rights in some countries, currency fluctuations and tariff regulations and requirements for export licenses. In particular, United States law currently prohibits the export of certain encryption technology which the Company may include in its future products. To the extent the export or import of the Company's products is prohibited by the domestic laws of the United States or any foreign country in which the Company does business, or uncertainty relating to such laws limits the marketability of the Company's products internationally, the Company could lose a substantial portion of its international sales. There can be no assurance that the foregoing risks associated with international sales will not materially adversely impact the future level of such sales and, consequently, the Company's business, results of operations and financial condition.

    Although the Company's international sales are currently denominated in U.S. dollars, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Furthermore, future international activity may result in foreign currency denominated sales, and, in such event, gains and losses on the conversion to U.S. dollars of accounts receivable and accounts payable arising from international operations may contribute to fluctuations in the Company's results of operations. These factors may have a material adverse effect on the Company's business, results of operations and financial condition. See "--Risks Associated with Reliance on Resellers," "--Tariff and Regulatory Matters," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales and Marketing."

    DEPENDENCE ON KEY PERSONNEL. The Company's success depends on the continuing contributions of its key personnel, all of whom would be difficult to replace. In particular, the Company is dependent upon Steven M. Willens, who serves as the Company's Chief Technical Officer as well as its President and Chief Executive Officer. The Company has no long-term employment arrangements with Mr. Willens. While the Company has a key man life insurance policy in the amount of $5 million on the life of Mr. Willens with the Company designated as beneficiary, the loss of Mr. Willens' services would have a material adverse effect upon the Company. The Company's future success will depend, in part, upon its ability to attract and retain highly qualified personnel. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. Loss of, or the inability to hire, key personnel could have a material adverse effect on the Company's business, results of operations and financial condition. See "--Risks Associated with the Management of Expanding Operations" and "Management."

    DEPENDENCE ON CONTRACT MANUFACTURERS AND SINGLE-SOURCE SUPPLIERS. The Company's production operations consist primarily of materials planning and procurement, quality control, kitting and final assembly, burn-in and testing of certain products. The Company designs all of the hardware subassemblies for its products and uses the services of contract manufacturers to build these subassemblies and certain of its products to the Company's specifications. The Company is also dependent upon single or limited source suppliers for a number of components and parts used in the Company's products, including certain key microprocessors and integrated circuits. There can be no assurance that these independent contractors and suppliers will be able to meet the Company's future requirements for manufactured products, components and subassemblies. The Company generally purchases single or limited source components pursuant to purchase orders and has no guaranteed supply arrangements with these suppliers. For example, the Company currently purchases all of its modem microchips from Analog Devices, Inc. and with the Company's implementation of 56K modem technology, the Company anticipates that it will become dependent upon Lucent for modem microchips. In addition, the availability of many of these components is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of its future requirements. Any extended interruption in the supply of any of the key components currently obtained from a single or limited source or the time necessary to transition a replacement supplier's product or replacement component into the Company's products could disrupt its operations and have a material adverse effect on the Company's business, results of operations and financial condition in any given period. The Company purchases certain components from foreign suppliers and the supply of such components could be materially adversely affected by changing tariff and regulatory structures, particularly those affecting the import and export of electronics and technology. The Company may also be subject to increases in component costs, which could also have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Manufacturing."

    RISKS ASSOCIATED WITH LEGAL PROCEEDINGS. The Company recently settled a lawsuit with USR (the "Settlement") arising from a dispute regarding an OEM Software License and Development Agreement between the parties dated September 1, 1994 (the "USR Agreement"). USR currently uses code developed by USR based on Livingston's ComOS operating system in USR's NETServer access server card, which is incorporated into its Total Control Enterprises Network Hub. In addition, the USR NetServer 8 and 16 products use code also based on Livingston's ComOS. The Company believes that its royalty revenue from the USR Agreement will terminate in fiscal 1998, if not sooner. USR has substantially greater resources than the Company and no assurance can be given that the Company will be able to successfully compete with USR or that the Company and USR will not enter into future litigation concerning the relationship between the two corporations and their respective technologies. See "-- Dependence on Proprietary Technology." The occurrence of future litigation with USR could have a material adverse effect on the Company's business, results of operations and financial condition.

    In April 1997, a complaint for unfair competition was filed against the Company as one of a group of companies separately developing 56K modem technology by a plaintiff on behalf of the general public. The complaint alleges that the Company knowingly made false and misleading statements regarding the capabilities of its 56K modem technology. The Company believes that this case is without merit and intends to vigorously defend its position. Nevertheless, litigation is subject to inherent uncertainties and thus there can be no assurance that this suit will be resolved favorably to the Company or that it will not have a material adverse effect on the Company's business, results of operations and financial condition.

    DEPENDENCE ON PROPRIETARY TECHNOLOGY. The Company's future success and ability to compete is dependent in part upon its proprietary technology. The Company relies on a combination of contractual rights, trade secrets and copyright laws to establish and protect its proprietary technology. The Company currently has one patent application pending, but there can be no assurance that a patent will be issued as a result of such application, that the Company's patent will be upheld as valid, or that such patent will prevent the development of competitive products. The Company generally enters into confidentiality agreements with its employees, consultants, resellers, customers and potential customers, and strictly limits access to and distribution of its source code, and further limits the disclosure and use of other proprietary information. However, as a result of the Company's licensing relationship with USR, the Company has licensed, for a specified term, to USR the source code to its ComOS operating software and in the event that such source code is released to unauthorized third parties before the expiration of the license, the Company could be materially adversely affected. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. See "--Risks Associated with Legal Proceedings."

    The Company is also subject to the risk of adverse claims and litigation alleging infringement of the intellectual property rights of others. There can be no assurance that third parties will not assert infringement claims in the future with respect to the Company's current or future products or that any such claims will not require the Company to enter into license arrangements or develop non-infringing technology, or result in litigation, regardless of the merits of such claims. In addition, any such litigation could result in product delays or costs which could have a material adverse effect on the Company's business, results of operations and financial condition. No assurance can be given that any necessary licenses will be available or that, if available, such licenses can be obtained on commercially reasonable terms. The failure of the Company to adequately obtain such licenses, or to protect its own proprietary technology through contractual rights, trade secrets, patent and copyrights laws, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business-- Proprietary Rights."

    TARIFF AND REGULATORY MATTERS. Rates for telecommunications services are governed by tariffs of licensed carriers that are subject to regulatory approval. Future changes in these tariffs could have a material adverse effect on the Company's business, results of operations and financial condition. For example, should tariffs for public switched digital services increase in the future relative to tariffs for private leased services, the cost-effectiveness of the Company's products would be reduced, and its business, results of operations and financial condition could be materially adversely affected. In addition, the Company's products must meet standards and receive certification for connection to the public telecommunications network prior to their sale. In the United States, the Company's products must comply with Part 15(a) (industrial equipment), Part 15(b) (residential equipment) and Part 68 (analog lines) of the Federal Communications Commission regulations. The Company's products also must be certified by domestic telecommunications carriers in both the United States and in foreign countries. In foreign countries, the Company's products are subject to a wide variety of government review and certification requirements. The Company is currently undertaking an effort to qualify for ISO 9002 series quality certification in order to fulfill the quality system requirements for the European markets. Foreign customers typically require that the Company's products receive certification from the country's primary telecommunication carriers. The failure to obtain on a timely basis or retain domestic certification or foreign regulatory approvals could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Industry Background and Market."

    CONTROL BY OFFICERS AND DIRECTORS; CERTAIN FAMILY RELATIONSHIPS. Following this offering, the Company's executive officers and directors, together with entities affiliated with such individuals, will beneficially own approximately
   % of the Company's Common Stock (approximately    % if the Underwriters'
over-allotment option is exercised in full). Following this offering, Steven Willens, the Company's President, Chief Executive Officer and Chairman of the Board, Ronald Willens, the Company's Executive Vice President, Secretary, a director and the father of Steven Willens, and Jerrold Livingston, a director, former President and Chief Executive Officer and the father-in-law of Steven
Willens will beneficially own approximately    % of the Company's outstanding
Common Stock. Accordingly, these shareholders will be able to elect at least a majority of the Company's directors, will retain the voting power to approve all matters requiring shareholder approval and will continue to have significant influence over the affairs of the Company. This concentration of ownership could have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal and Selling Shareholders."

    BROAD DISCRETION OF MANAGEMENT TO ALLOCATE OFFERING PROCEEDS. The Company will use the proceeds from this offering for general corporate purposes, including working capital and as a result, the Company's management will have broad discretion to allocate the proceeds of this offering and to determine the timing of expenditures. See "Use of Proceeds."

    ABSENCE OF DIVIDENDS. The Company has not paid any dividends on its Common Stock since its inception and does not anticipate paying any dividends upon its Common Stock in the foreseeable future.

    NO PRIOR PUBLIC TRADING MARKET. Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price, which will be established by negotiations between the Company and the Underwriters, may not be indicative of the market price of the shares of Common Stock after the offering. See "Underwriters."

    POSSIBLE VOLATILITY OF STOCK PRICE. The equity markets, particularly the market for high-technology corporations, recently have experienced significant price and volume fluctuations that are unrelated to the operating performance of individual companies. These broad market fluctuations may materially adversely affect the market price of the Common Stock. In addition, the market price of the shares of Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, developments with respect to patents or proprietary rights, announcement of litigation by or against the Company, changes in stock market analyst recommendations regarding the Company or its competitors and general market conditions may have a material adverse effect on the market price of the Common Stock.

    CERTAIN ANTI-TAKEOVER PROVISIONS. Certain provisions of the Company's Articles of Incorporation and Bylaws, each as amended, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. Certain of these provisions provide for a classified board of directors and eliminate cumulative voting in the election of directors. In addition, upon completion of this offering, the Company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be materially adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no current plans to issue shares of Preferred Stock. The Company's Bylaws and indemnity agreements provide that the Company will indemnify officers and directors against losses they may incur in legal proceedings resulting from their service to the Company. These provisions may make it more difficult for shareholders to take certain corporate actions and could have the effect of delaying or preventing a change in control of the Company.

    SHARES ELIGIBLE FOR FUTURE SALE. Sales of Common Stock (including shares issued upon the exercise of outstanding options) in the public market after this offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon completion of this offering (based on shares outstanding at April 30, 1997), the Company will have outstanding an aggregate
of         shares of Common Stock, assuming no exercise of the Underwriters'
over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (the "Affiliates"). The remaining 12,370,272 shares of Common Stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act. As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the Restricted Shares will be available for sale in the public market as follows: (i) no shares will be eligible for immediate sale on the date of this Prospectus; (ii) 33,000 shares will be eligible for sale beginning 90 days after the date of this Prospectus; and (iii) 12,337,272 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus. All officers, directors, shareholders and certain option holders of the Company have agreed not to offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of), any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated. The Company intends to file a registration statement on Form S-8 which would allow shares issuable upon exercise of options previously granted to be freely tradeable following release of such lock-up obligations, subject to compliance with Rule 144 in the case of Affiliates of the Company. See "Shares Eligible for Future Sale."

    IMMEDIATE AND SUBSTANTIAL DILUTION.  Purchasers of the Common Stock offered
hereby will suffer an immediate and substantial dilution of $     per share in
the net tangible book value of the Common Stock from the initial public offering
price of $     per share. To the extent outstanding options to purchase the
Company's Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the         shares of
Common Stock offered by the Company hereby are estimated to be approximately
$     million (approximately $     million if the Underwriters' over-allotment
option is exercised in full), at an assumed initial public offering price of
$     per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The principal purposes of this offering are to obtain additional equity capital, to create a public market for the Common Stock and to facilitate future access by the Company to the capital markets. The Company expects to use the net proceeds of this offering for general corporate purposes, including working capital. The Company expects to use approximately $2.5 million of the net proceeds for capital expenditures over the next twelve months. A portion of the net proceeds may also be used for the acquisition of businesses, products and technologies that are complementary to those of the Company. The Company has no present plans, agreements or commitments with respect to any such transaction. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. In addition, the Company's bank line of credit prohibits the payment of cash dividends without the bank's consent.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of February 28, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the receipt by the Company of the estimated net proceeds from the
sale of         shares of Common Stock offered by the Company hereby at an
assumed initial public offering price of $     per share and after deducting
estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.

                                                                                              FEBRUARY 28, 1997
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------

                                                                                                (IN THOUSANDS,
                                                                                              EXCEPT SHARE DATA)
Preferred stock, no par value: no shares authorized, issued and outstanding, actual;
  5,000,000 shares authorized; none issued and outstanding, as adjusted...................     --
Common stock, no par value: 30,000,000 shares authorized; 12,365,060 shares issued and
  outstanding, actual; 100,000,000 shares authorized;       shares issued and outstanding,
  as adjusted.............................................................................  $     894
Deferred stock compensation...............................................................       (568)
Retained earnings.........................................................................     19,792
                                                                                            ---------  -----------
    Total shareholders' equity............................................................     20,118
                                                                                            ---------  -----------
        Total capitalization..............................................................  $  20,118   $
                                                                                            ---------  -----------
                                                                                            ---------  -----------

---------

(1) Excludes 2,444,275 shares of Common Stock issuable upon the exercise of options outstanding under the Company's 1994 Stock Option Plan at February 28, 1997, with a weighted average exercise price of $3.17 per share, and 246,250 shares of Common Stock issuable upon the exercise of options granted under the Company's 1994 Stock Option Plan subsequent to February 28, 1997, with a weighted average exercise price of $14.23 per share. Also excludes
    (i) 1,500,000 shares of Common Stock reserved for issuance under the Company's 1997 Stock Plan and (ii) 500,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan. See "Management-- Executive Compensation," "Description of Capital Stock" and
    Note 5 of Notes to Consolidated Financial Statements.

                                    DILUTION

    The net tangible book value of the Company as of February 28, 1997, was $19,966,000 or $1.61 per share of Common Stock. Net tangible book value per share is determined by dividing the tangible book value of the Company (total tangible assets less total liabilities) by the number of outstanding shares of Common Stock at that date. After giving effect to the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public
offering price of $     per share, and after deducting underwriting discounts
and commissions and estimated offering expenses payable by the Company, the Company's as adjusted net tangible book value at February 28, 1997 would have
been $        or $     per share. This represents an immediate increase in net
tangible book value of $     per share to existing shareholders and an immediate
dilution of $     per share to new public investors. The following table
illustrates the per share dilution:

Assumed initial public offering price per share...................             $
  Net tangible book value per share before offering...............  $    1.61
  Increase in net tangible book value attributable to new
    investors.....................................................
                                                                    ---------
As adjusted net intangible book value per share after the
  offering........................................................
                                                                               ---------
Dilution per share to new public investors........................             $
                                                                               ---------
                                                                               ---------

    The following table summarizes on an as adjusted basis, as of February 28, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share of Common Stock paid by the existing shareholders and by the new investors (at an
assumed initial public offering price of $     per share and before deducting
estimated underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                                                SHARES PURCHASED      TOTAL CONSIDERATION      AVERAGE
                                                             ----------------------  ----------------------   PRICE PER
                                                              NUMBER      PERCENT     AMOUNT      PERCENT       SHARE
                                                             ---------  -----------  ---------  -----------  ------------
Existing shareholders......................................                       %  $                    %  $
New public investors.......................................
                                                             ---------       -----   ---------       -----
    Total..................................................                       %  $                    %
                                                             ---------       -----   ---------       -----
                                                             ---------       -----   ---------       -----

    The foregoing analysis assumes no exercise of the Underwriters' over-allotment option and no exercise of stock options outstanding at February 28, 1997. As of February 28, 1997, there were options outstanding to purchase a total of 2,444,275 shares of Common Stock at a weighted average exercise price of $3.17 per share. In addition, in May 1997, the Board of Directors adopted the 1997 Stock Plan and the 1997 Employee Stock Purchase Plan, pursuant to which 1,500,000 and 500,000 shares, respectively, were reserved for issuance thereunder. As of May 12, 1997, no options or shares had been issued under any of these plans. Subsequent to February 28, 1997, the Board of Directors granted options under the 1994 Stock Plan to purchase an additional 246,250 shares of Common Stock at a weighted average exercise price of $14.23 per share. To the extent these stock options are exercised, there will be further dilution to purchasers in this offering. See "Management--Executive Compensation," "Description of Capital Stock" and Note 5 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with the Company's consolidated financial statements and related notes thereto, and with Management's Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere herein. The consolidated statement of operations data for the years ended August 31, 1994, 1995 and 1996 and the consolidated balance sheet data at August 31, 1995 and 1996 are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included elsewhere in this Prospectus and should be read in conjunction with those financial statements and the notes thereto, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants, whose report is included elsewhere in this Prospectus. The consolidated balance sheet data at August 31, 1994 are derived from audited consolidated financial statements not included in this Prospectus. The consolidated statement of operations data for the years ended August 31, 1992 and 1993 and the consolidated balance sheet data at August 31, 1992 and 1993 are derived from unaudited consolidated financial statements not included in this Prospectus. The consolidated statement of operations data for the six months ended February 29, 1996 and February 28, 1997 and the consolidated balance sheet data at February 28, 1997 are derived from unaudited consolidated financial statements included elsewhere in this Prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations for such periods. The results of operations for the six months ended February 28, 1997 are not necessarily indicative of results to be expected for future periods.

                                                                                                               SIX MONTHS ENDED
                                                                    YEAR ENDED AUGUST 31,                  ------------------------
                                                    -----------------------------------------------------   FEB. 29,     FEB. 28,
                                                      1992       1993       1994       1995       1996        1996         1997
                                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Product revenues..................................  $   1,424  $   2,083  $   6,180  $  20,138  $  43,229   $  20,442    $  27,281
Royalty revenues..................................     --         --         --            323      2,878         963        4,034
                                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------
Net revenues......................................      1,424      2,083      6,180     20,461     46,107      21,405       31,315
Cost of revenues..................................        473        962      2,853      8,054     18,567       8,660       13,959
                                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------
  Gross profit....................................        951      1,121      3,327     12,407     27,540      12,745       17,356
Operating expenses:
  Research and development........................        126        277        462        890      2,512         721        1,853
  Selling and marketing...........................        213        327        673      2,831      8,670       3,441        6,434
  General and administrative......................        122        401        449        667      1,771         544        1,384
                                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------
    Total operating expenses......................        461      1,005      1,584      4,388     12,953       4,706        9,671
                                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------
Operating income..................................        490        116      1,743      8,019     14,587       8,039        7,685
Interest income (expense), net....................         (6)        (9)       (21)       (20)        85           1          124
                                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------
Income before income taxes........................        484        107      1,722      7,999     14,672       8,040        7,809
Provision for income taxes........................        164         21        695      3,095      5,827       3,188        3,124
                                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------
    Net income....................................  $     320  $      86  $   1,027  $   4,904  $   8,845   $   4,852    $   4,685
                                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------
Net income per share..............................  $     .03  $     .01  $     .08  $     .38  $     .62   $     .35    $     .32
                                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                                    ---------  ---------  ---------  ---------  ---------  -----------  -----------
Shares used in per share computations (1).........     12,525     12,525     12,525     12,945     14,214      13,725       14,473

                                                                                   AUGUST 31,
                                                             -------------------------------------------------------   FEB. 28,
                                                               1992       1993       1994       1995        1996         1997
                                                             ---------  ---------  ---------  ---------  -----------  -----------
                                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..................................  $     187  $      46  $     627  $   1,486   $   3,749    $   7,256
Working capital............................................        323        509      1,511      5,891      14,243       17,749
Total assets...............................................        554        839      2,706      9,303      21,321       27,649
Total shareholders' equity.................................        375        352      1,379      6,283      15,323       20,118

------------

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of net income per share and shares used in per share computations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Livingston is a leading provider of remote access networking solutions for ISPs worldwide. In 1990, the Company introduced its first PortMaster communications server incorporating its proprietary ComOS operating system, which was developed specifically for remote access applications. In 1991, the Company introduced its remote access routers which are resold by ISPs to corporate customers for Internet connectivity and other remote access networking applications. In November 1996, the Company began shipping its PortMaster 3 access concentrator which incorporates the Company's enhanced ComOS, support for high speed digital connections such as ISDN PRI and T1/E1, and up to 60 digital modems. Because this remote access solution includes modem functionality, the PortMaster 3 has a substantially higher selling price than the Company's earlier generation products. The PortMaster 3 has been designed to be easily upgraded to support emerging technologies such as 56K modem functionality. The Company has announced its offer to provide this upgrade, when and if available, to existing PortMaster 3 customers, upon request, at no additional charge. The Company accrues for the cost of providing the 56K upgrade at the time of sale. Sales of the PortMaster 3 have increased significantly since its introduction while sales of the Company's earlier generation communications servers have declined. The Company believes that it will be dependent upon sales of the PortMaster 3 for a majority of the Company's net revenues for the foreseeable future. See "Risk Factors--Dependence on Sales of PortMaster 3."

    In 1994, the Company entered into an OEM Software License and Development agreement with USR, pursuant to which the Company receives software license royalties related to sales by USR of products that incorporate the Company's ComOS operating system. Royalty payments are normally received by Livingston sixty days after USR's quarter end, and are recorded as royalty revenue at that time. Through February 28, 1997, cumulative royalties from USR totaled $7.2 million. As a result of the Settlement with USR, the Company expects royalty revenues from USR to terminate in fiscal 1998, if not earlier. See "Risk Factors--Risks Associated with Legal Proceedings."

    International sales accounted for 29.7% and 44.7% of the Company's product revenues in fiscal 1996 and the first six months of fiscal 1997, respectively. The Company expects that international sales will continue to account for a significant portion of its product revenues in future periods. Although the Company's international sales are currently denominated in U.S. dollars, fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in such country. Furthermore, future international activity may result in foreign currency denominated sales, and, in such event, gains and losses on the conversion to U.S. dollars of accounts receivable and accounts payable arising from international operations may cause material fluctuations in the Company's results of operations.

    Historically, the majority of the Company's sales have been made to local and regional ISPs through the Company's reseller channel. In connection with the introduction of the PortMaster 3, the Company began to significantly expand its direct sales force in order to better address the needs of large ISPs and Telcos. Recently, the Company has expanded its direct sales force and has established eight branch offices in North America, European headquarters in France and a branch office in the United Kingdom. In response to growth in the ISP market and the Company's expanded base of customers, the Company has significantly increased its research and development activities. The Company has also expanded its technical support operations and manufacturing capacity. These activities, and the expansion of the Company's infrastructure to support them, have resulted in significantly higher operating expenses in fiscal 1996 and the first two quarters of fiscal 1997.

    The Company typically provides certain postcontract customer support ("PCS") in connection with the sale of its products. Prior to the second quarter of fiscal 1996, PCS consisted principally of telephone support and minor maintenance for its PortMaster 2 products. During this period, the Company recognized revenue at the time of product shipment and accrued the estimated costs of providing PCS. During the second quarter of fiscal 1996, the Company decided to provide significant feature enhancements to ComOS, free of charge, to the Company's installed customer base. Accordingly, the Company recognized the portion of product revenue attributable to the value of PCS ratably over 12 months, the period during which PCS is expected to be provided. In November 1996, the Company began selling PortMaster 3, which is accompanied by a one year hardware and software warranty. The portion of the PortMaster 3 selling price that is attributable to PCS is recognized ratably over the 12 month support period. Additional warranty and support coverage is made available to PortMaster 3 customers as a purchase option. PCS revenues to date have not been significant.

RESULTS OF OPERATIONS

    The following table sets forth, as a percentage of net revenues (except for gross margin on product revenues), certain statement of operations data for the periods indicated:

                                                                                             SIX MONTHS ENDED
                                                             YEAR ENDED AUGUST 31,       ------------------------
                                                        -------------------------------   FEB. 29,     FEB. 28,
                                                          1994       1995       1996        1996         1997
                                                        ---------  ---------  ---------  -----------  -----------
Product revenues......................................      100.0%      98.4%      93.8%       95.5%        87.1%
Royalty revenues......................................         --        1.6        6.2         4.5         12.9
                                                        ---------  ---------  ---------       -----        -----
Net revenues..........................................      100.0%     100.0%     100.0%      100.0%       100.0%
Cost of revenues......................................       46.2       39.4       40.3        40.5         44.6
                                                        ---------  ---------  ---------       -----        -----
  Gross profit........................................       53.8       60.6       59.7        59.5         55.4
Operating expenses:
  Research and development............................        7.4        4.3        5.5         3.3          5.9
  Selling and marketing...............................       10.9       13.8       18.8        16.1         20.5
  General and administrative..........................        7.3        3.3        3.8         2.5          4.4
                                                        ---------  ---------  ---------       -----        -----
    Total operating expenses..........................       25.6       21.4       28.1        21.9         30.8
                                                        ---------  ---------  ---------       -----        -----
Operating income......................................       28.2       39.2       31.6        37.6         24.6
Interest income (expense), net........................       (0.3)      (0.1)       0.2         0.0          0.4
                                                        ---------  ---------  ---------       -----        -----
Income before income taxes............................       27.9       39.1       31.8        37.6         25.0
Provision for income taxes............................       11.3       15.1       12.6        14.9         10.0
                                                        ---------  ---------  ---------       -----        -----
    Net income........................................       16.6%      24.0%      19.2%       22.7%        15.0%
                                                        ---------  ---------  ---------       -----        -----
                                                        ---------  ---------  ---------       -----        -----

Gross margin on product revenues......................       53.8%      60.0%      57.0%       57.6%        48.8%
                                                        ---------  ---------  ---------       -----        -----
                                                        ---------  ---------  ---------       -----        -----

  SIX MONTHS ENDED FEBRUARY 28, 1997 COMPARED TO SIX MONTHS ENDED FEBRUARY 29,
    1996

    NET REVENUES. Net revenues increased 46.3% to $31.3 million for the six months ended February 28, 1997 as compared to $21.4 million for the six months ended February 29, 1996. The increased net revenues reflect increased sales of the Company's PortMaster 3 product and increased royalties, partially offset by declining sales of the PortMaster 2 products. Royalty revenues were $4.0 million and $963,000 for the six months ended February 28, 1997 and February 29, 1996, respectively. Sales to international customers accounted for approximately 44.7% of product revenues for the six months ended February 28, 1997 compared to 26.2% for the prior year period.

    GROSS PROFIT. The Company's gross profit for the six months ended February 28, 1997 increased to $17.4 million from $12.7 million for the six months ended February 29, 1996. This increase was attributable to the introduction and increased sales of the PortMaster 3 products and to increased royalties, partially offset by $2.0 million in charges for obsolete PortMaster 2 product and component inventory. Gross margin on product revenues declined to 48.8% for the six months ended February 28, 1997, compared to 57.6% for the comparable period of 1996. The lower gross margin was due to the charge for obsolete PortMaster 2 inventory and due to approximately $840,000 reserved to provide the Company's 56K modem solution, upon request, for PortMaster 3 products sold during the period.

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of compensation, amounts paid for outside services, and costs of materials utilized in product development. Research and development expenses increased to $1.9 million, or 5.9% of net revenues, during the six months ended February 28, 1997, from $721,000, or 3.3% of net revenues, for the six months ended February 29, 1996. This increase was due primarily to the addition of personnel for the development of PortMaster 3, enhancement of the ComOS operating system and development of future products. The Company believes that significant research and development efforts are necessary in order for it to compete in the evolving market for remote access products. Accordingly, the Company expects its research and development expenditures to increase in absolute dollars and as a percentage of net revenues.

    SELLING AND MARKETING. Selling and marketing expenses consist primarily of base and incentive compensation paid to sales, customer support and marketing personnel, travel and related expenses, and costs associated with promotional and trade show activities. Selling and marketing expenses increased to $6.4 million, or 20.5% of net revenues, for the six months ended February 28, 1997 from $3.4 million, or 16.1% of net revenues, for the six months ended February 29, 1996. The increase reflects significant hiring of direct sales personnel in North America and Europe and technical support personnel in North America, as well as increased incentive compensation due to increased sales volume. The Company expects selling and marketing expenses to increase both in absolute dollars and as a percentage of net revenues as the Company pursues its strategy of expanding its direct sales force.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of compensation paid to administrative personnel and related overhead. General and administrative expenses increased to $1.4 million, or 4.4% of net revenues, for the six months ended February 28, 1997 from $544,000, or 2.5% of net revenues, for the corresponding period in the prior year as the Company continued to build its infrastructure to support growth in its manufacturing, research and development, and selling and marketing functions. The Company expects that general and administrative expenses will increase in absolute dollars as the Company continues to expand its operations and incurs higher administration expenses related to reporting and other requirements of a public company.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate for the first six months of fiscal 1997 was 40.0% compared to 39.6% in fiscal 1996. See Notes 1 and 4 of Notes to Consolidated Financial Statements.

  YEAR ENDED AUGUST 31, 1996 COMPARED TO THE YEAR ENDED AUGUST 31, 1995

    NET REVENUES. Net revenues increased 125% to $46.1 million for fiscal 1996, as compared to $20.5 million for fiscal 1995. This increase was due primarily to higher sales of the Company's communication servers and routers. Royalty revenues were $2.9 million and $323,000 in fiscal 1996 and fiscal 1995, respectively. Sales to international customers accounted for 29.7% of product revenues in fiscal 1996 compared to 16.9% in fiscal 1995. This increase in international sales was the result of an expansion of the Company's reseller relationships in Japan and Europe.

    GROSS PROFIT. The Company's gross profit for fiscal 1996 increased to $27.5 million from $12.4 million for fiscal 1995. This increase was due primarily to higher unit sales and increased royalties. Gross margin on product revenues (excluding royalty revenues) declined to 57.0% in fiscal 1996 compared to 60.0% in fiscal 1995 as a result of a charges of $1.3 million taken in the second half of fiscal 1996 related to the Company's establishment of an inventory reserve in connection with the PortMaster 2 product line.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased to $2.5 million, or 5.5% of net revenues, in fiscal 1996 compared to $890,000, or 4.3% of net revenues, in fiscal 1995, due primarily to the addition of personnel for the development of the PortMaster 3 and for enhancements and feature upgrades to ComOS. Research and development expenses in fiscal 1996 included $632,000 for purchased in-process research and development, primarily related to modem technology.

    SELLING AND MARKETING. Selling and marketing expenses increased to $8.7 million, or 18.8% of net revenues, in fiscal 1996 compared to $2.8 million, or 13.8% of net revenues, in fiscal 1995. The increase was due primarily to increased staffing levels in sales intended to broaden the geographic reach for the Company's products, increased marketing expenses related to trade show participation and development of collateral materials, and increased staffing of technical support operations in response to a growing installed base of products.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased to $1.8 million, or 3.8% of net revenues, in fiscal 1996 compared to $667,000, or 3.3% of net revenues, in fiscal 1995 due to increased personnel and overhead costs and increased use of outside professional services as the Company began to build its infrastructure to support growth in its manufacturing, research and development, and selling and marketing functions.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate for fiscal 1996 was 39.7% compared to 38.7% in fiscal 1995.

  YEAR ENDED AUGUST 31, 1995 COMPARED TO THE YEAR ENDED AUGUST 31, 1994

    NET REVENUES. Net revenues increased 231% to $20.5 million for fiscal 1995 from $6.2 million for fiscal 1994. This increase was due to an increase in unit sales of PortMaster 2 products and router products. In fiscal 1995 royalty revenues were $323,000.

    GROSS PROFIT. The Company's gross profit for fiscal 1995 increased to $12.4 million from $3.3 million for fiscal 1994, due primarily to higher unit sales and royalties from USR. Gross margin on product revenues increased to 60.0% in fiscal 1995 from 53.8% in fiscal 1994. This increase was primarily due to decreased component material costs related to increased volume purchases of components.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased to $890,000, or 4.3% of net revenues, in fiscal 1995 compared to $462,000, or 7.4% of net revenues, in fiscal 1994. This increase primarily reflects increased spending for consulting services.

    SELLING AND MARKETING. Selling and marketing expenses increased to $2.8 million, or 13.8% of net revenues, in fiscal 1995 compared to $673,000, or 10.9% of net revenues, in fiscal 1994. These increases reflect higher staffing levels in sales, marketing, and technical service in order to develop the Company's reseller channel domestically and internationally and to support a growing installed product base.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $667,000, or 3.3% of net revenues, in fiscal 1995 compared to $449,000, or 7.3% of net revenues, in fiscal 1994.

    PROVISION FOR INCOME TAXES. The Company's effective tax for fiscal 1995 was 38.7% compared to 40.4% in fiscal 1994.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents consolidated statement of operations data, both in absolute dollars and as a percentage of net revenues, for the six most recent quarters. This information is unaudited, but in the opinion of the Company's management, has been prepared on the same basis as the audited Consolidated Statements of Operations appearing elsewhere in this Prospectus and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation thereof. Such statement of operations data should be read in conjunction with the Company's audited consolidated financial statements and notes thereto. The results for any quarter are not necessarily indicative of results for any future period.

                                                                           QUARTER ENDED
                                                  ----------------------------------------------------------------
                                                  NOV. 30,   FEB. 29,    MAY 30,   AUG. 31,   NOV. 30,   FEB. 28,
                                                    1995       1996       1996       1996       1996       1997
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Product revenues................................  $   8,617  $  11,825  $  12,423  $  10,364  $  11,415  $  15,866
Royalty revenues................................        538        425        981        934      2,263      1,771
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Net revenues....................................      9,155     12,250     13,404     11,298     13,678     17,637
Cost of revenues................................      3,457      5,203      5,461      4,446      6,782      7,177
                                                  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit..................................      5,698      7,047      7,943      6,852      6,896     10,460
Operating expenses:
  Research and development......................        243        478        432      1,359        973        880
  Selling and marketing.........................      1,488      1,953      2,653      2,576      2,745      3,689
  General and administrative....................        211        333        448        779        623        761
                                                  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses....................      1,942      2,764      3,533      4,714      4,341      5,330
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Operating income................................      3,756      4,283      4,410      2,138      2,555      5,130
Interest income (expense), net..................         (1)         2         42         42         55         69
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes......................      3,755      4,285      4,452      2,180      2,610      5,199
Provision for income taxes......................      1,485      1,698      1,766        878      1,044      2,080
                                                  ---------  ---------  ---------  ---------  ---------  ---------
    Net income..................................  $   2,270  $   2,587  $   2,686  $   1,302  $   1,566  $   3,119
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Net income per share............................  $     .17  $     .19  $     .19  $     .09  $     .11  $     .22
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Shares used in per share computations...........     13,435     13,733     14,441     14,682     14,477     14,469

                                                                AS A PERCENTAGE OF NET REVENUES (1)
                                                  ----------------------------------------------------------------
                                                  NOV. 30,   FEB. 29,    MAY 30,   AUG. 31,   NOV. 30,   FEB. 28,
                                                    1995       1996       1996       1996       1996       1997
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Product revenues................................       94.1%      96.5%      92.7%      91.7%      83.5%      90.0%
Royalty revenues................................        5.9        3.5        7.3        8.3       16.5       10.0
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Net revenues....................................      100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of revenues................................       37.8       42.5       40.7       39.4       49.6       40.7
                                                  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit..................................       62.2       57.5       59.3       60.6       50.4       59.3
Operating expenses:
  Research and development......................        2.7        3.9        3.2       12.0        7.1        5.0
  Selling and marketing.........................       16.2       15.9       19.8       22.8       20.1       20.9
  General and administrative....................        2.3        2.7        3.4        6.9        4.5        4.3
                                                  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses....................       21.2       22.5       26.4       41.7       31.7       30.2
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Operating income................................       41.0       35.0       32.9       18.9       18.7       29.1
Interest income (expense), net..................        0.0        0.0        0.3        0.4        0.4        0.4
                                                  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes......................       41.0       35.0       33.2       19.3       19.1       29.5
Provision for income taxes......................       16.2       13.9       13.2        7.8        7.6       11.8
                                                  ---------  ---------  ---------  ---------  ---------  ---------
    Net income..................................      24.8%      21.1%      20.0%      11.5%      11.5%      17.7%
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------

Gross margin on product revenues................      59.9%      56.0%      56.0%      57.1%      40.6%      54.8%
                                                  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------

---------

(1) Except gross margin on product revenues.

    Net revenues increased in each of the first three quarters of fiscal 1996 principally as a result of increased remote access unit shipments. Product revenues declined in the fourth quarter of fiscal 1996 due primarily to the decrease in sales of PortMaster 2 communication servers. The Company believes that the decline in PortMaster 2 sales was due primarily to delays in purchasing decisions by the Company's customers in anticipation of the introduction of PortMaster 3. The Company commenced shipment of PortMaster 3 in the first quarter of fiscal 1997, and sales of PortMaster 3 represented a majority of net revenues in the second quarter of fiscal 1997. The Company does not expect sequential quarterly growth in product revenues to continue at the same rate experienced from the first to the second quarter of fiscal 1997.

    Royalties from USR increased from $538,000 in the first quarter of fiscal 1996 to $2.3 million in the first quarter of fiscal 1997, then declined to $1.8 million in the second quarter of fiscal 1997. The Company believes that its royalty revenues from USR will terminate in fiscal 1998, if not sooner.

    Gross margin on product revenues has fluctuated on a quarterly basis generally because of product mix. Gross margin on product revenues in the quarter ended November 30, 1996 was adversely affected by a charge of approximately $2.0 million related to the provision for obsolete and overstocked product and component inventory due to the decline in PortMaster 2 sales, and due to approximately $840,000 reserved for further upgrades to implement the Company's 56K modem solution for PortMaster 3 products sold.

    Research and development expenses have generally increased in dollar amount due to increased staffing and higher amounts spent on outside consulting. In the quarter ended August 31, 1996, research and development expenses included $632,000 for purchased in-process research and development, principally related to modem technology. Selling and marketing expenses have increased in dollar amount and as a percentage of net revenues reflecting increased personnel and related expenses, spending for promotional expenses, travel expense, and costs associated with opening new sales offices in North America and Europe. General and administrative expenses have increased in dollar amount due to increased personnel and related expenses and increased outside professional services. The increase in general and administrative expenses in the quarter ended August 31, 1996 included a charge of approximately $117,000 related to a buy-out of the Company's lease commitment for its previous headquarters facilities in connection with the Company's move to its new, larger headquarters facility in November 1996.

    The Company's future net revenues are difficult to predict. Although the Company typically operates with some backlog, net revenues and operating results in any quarter depend on the volume and timing of, and the ability to fulfill, orders received within the quarter. In addition, due to the Company's utilization of its reseller channel, the Company's net revenues in any period are highly dependent upon the sales efforts and success of its resellers, which are not within the Company's control. There can be no assurance that the Company's resellers will give a high priority to the marketing of the Company's products as compared to competitive products or alternative networking solutions, or that the resellers will continue to carry the Company's products. Further, the Company's strategy is to broaden its customer base by increasing its direct sales force and there can be no assurance that this new sales force and the resellers will be capable of achieving the Company's growth goals.

    The Company anticipates that quarterly operating results will fluctuate as a result of a number of factors, including customers' capital spending cycles, the timing of new product announcements by the Company or its competitors, changes in pricing policies by the Company, its competitors or its suppliers, the availability and cost of key components, and market acceptance of new and enhanced versions of the Company's products. In addition, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the Company's Common Stock would likely be materially adversely affected. See "Risk Factors-- Unpredictable and Fluctuating Quarterly Operating Results" and "--Possible Volatility of Stock Price."

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, the Company has financed its operations primarily through cash flows from operating activities. As of February 28, 1997, the Company's principal sources of liquidity consisted of $7.3 million of cash and cash equivalents and an unsecured $5 million line of credit. The line of credit bears interest at the bank's prime rate and specifies financial and operating covenants, including restrictions on the Company's ability to purchase its own stock and a prohibition on payment of cash dividends. There have been no borrowings under the line of credit.

    During the six months ended February 28, 1997, cash provided by operating activities was $4.9 million compared to $3.2 million during the six months ended February 29, 1996. The Company's operating activities in fiscal 1996, 1995 and 1994 provided cash flows of $3.4 million, $1.2 million, and $644,000, respectively. Cash provided by operating activities during these periods was attributable primarily to increases in net income, partially offset by increases in accounts receivable and inventories. As of February 28, 1997, the Company's working capital was $17.7 million, which included $9.6 million and $4.5 million of accounts receivable and inventory, respectively.

    The Company's investing activities have consisted primarily of purchases of property and equipment. Cash used in investing activities increased to $1.5 million in the six months ended February 28, 1997 from $197,000 in the six months ended February 29, 1996 due primarily to purchases of furniture and fixtures for the new headquarters facility which the Company moved into in November 1996. Cash used in investing activities totaled $881,000, $348,000, and $63,000 in fiscal 1996, 1995 and 1994, respectively.

    The Company expects to use approximately $2.5 million for capital expenditures over the next twelve months. The Company believes that the net proceeds from this offering, together with available funds, its existing bank line of credit and cash flows expected to be generated from operations, will be sufficient to meet its anticipated cash needs at least through fiscal 1998.

                                    BUSINESS

    Livingston is a leading provider of remote access networking solutions for ISPs worldwide. Used by ISPs to connect their subscribers to the Internet, the Company's remote access servers deliver high performance at a low price per port, making them particularly well-suited for the intensely competitive ISP market. The Company also provides office routers and firewall routers that are resold by ISPs to corporate customers for Internet connectivity and other remote access networking applications. The Company believes that more ISPs worldwide use Livingston's remote access servers than those of any other vendor. Since the introduction of its first remote access server in 1990, over 2,000 ISPs have purchased the Company's remote access products. In November 1996, the Company introduced the PortMaster 3 access concentrator, its next generation remote access platform, which the Company believes positions it to better address the needs of large ISPs and Telcos, and to maintain its leadership position with the Company's established base of local and regional ISP customers. The Company's goal is to be the leading supplier of technologically advanced and cost-effective remote access solutions to ISPs worldwide.

INDUSTRY BACKGROUND AND MARKET

  GROWTH OF THE INTERNET AND INTERNET INFRASTRUCTURE

    The Internet has emerged as a global network enabling millions of businesses, organizations and individuals to communicate, share information and conduct business electronically. A network of networks, the Internet comprises hundreds of publicly and commercially owned networks that communicate and share traffic using a common, industry standard communications protocol suite called TCP/IP. According to International Data Corporation, the number of Internet World Wide Web users will increase to 163 million in 2000, from an estimated 35 million users in 1996.

    Individuals and corporate customers typically access the Internet through ISPs which maintain networks offering Internet access through local points of presence ("POPs"). A POP consists of telecommunications and internetworking equipment connected to the Internet through high speed dedicated lines leased from telecommunications providers or through Frame Relay or ATM service connections. To accommodate the growing numbers of Internet users and their bandwidth requirements, many ISPs are dramatically increasing investments in networking infrastructure, particularly in the area of remote access equipment.

  REMOTE ACCESS EQUIPMENT AND THE MARKET FOR REMOTE ACCESS SOLUTIONS

    Internet subscribers connect to ISPs through remote access equipment, such as access concentrators, communications servers and access routers, utilizing analog or digital dial-up lines or leased line connections. The remote access market is among the fastest growing segments in the networking industry. Infonetics Research, Inc. forecasts that network product expenditures by ISPs will increase from approximately $2.0 billion in 1996 to over $5.3 billion in 1998.

    As depicted on the following page, a dial-up subscriber communicates with an ISP over a standard analog, ISDN or T1/E1 leased line connection. An access concentrator, which contains multiple digital modems, or a communications server with externally connected analog modems housed within the POP, receives the subscriber's call, performs user authentication and billing functions, and passes traffic through to the Internet via the ISP's router-based network. For high speed communications, access routers located at the subscribers' premises manage the exchange of Internet traffic between the ISP's network and the subscribers' network over dedicated leased lines. Software operating with the remote access hardware enables the ISP to perform critical functions such as device and network management, subscriber administration, authorization and accounting, firewall filtering and protocol routing.

    [This diagram shows the principal pieces of networking equipment (including remote access servers, ethernet hubs, and routers) utilized in an Internet service providers' point of presence.]

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information with respect to the executive management and directors of the Company:

NAME                                                     AGE                             POSITION
---------------------------------------------------  -----------  -------------------------------------------------------
Steven M. Willens..................................      37       President, Chief Executive Officer, Chief Technology
                                                                    Officer and Chairman
Ronald H. Willens..................................      65       Executive Vice President, Secretary and Director
Joseph E. Sasek....................................      38       Vice President of Sales and Marketing
Steven A. Hess.....................................      45       Chief Financial Officer
Jurgen Obermann....................................      34       Managing Director of Europe, the Middle East and Africa
Paul L. Harvey.....................................      45       Director of Customer Service
Jerrold Livingston.................................      67       Director
Albert A. Pimentel (1)(2)..........................      42       Director
Robert C. Hawk (1)(2)..............................      57       Director

---------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    MR. STEVEN WILLENS co-founded the Company in 1986 and joined the Company on a full-time basis in 1989, serving as Vice President of Engineering. In October 1994, he was appointed President and Chief Executive Officer. In October 1995, he was appointed Chairman of the Board of Directors. Mr. Willens also served as Secretary of the Company from 1986 to October 1994. From 1984 to 1989, Mr. Willens held several management positions in engineering and marketing at Sun Microsystems. From 1981 to 1984, he was a Product Manager at Hewlett Packard.

    DR. RONALD WILLENS co-founded the Company in 1986, has served as Executive Vice President of the Company since 1988 and has served as Secretary of the Company since October 1994. From 1962 to 1988, Dr. Willens served in various technical management capacities with AT&T Labs in Murray Hill, New Jersey.

    MR. SASEK joined the Company in July 1994 as Director of Sales, and was promoted to Vice President of Sales in August 1995 and to Vice President of Sales and Marketing in June 1996. From 1990 to 1992, Mr. Sasek held several field sales management positions, and from February 1992 to July 1994 was field sales director for Telebit Corporation, a dial-up networking company.

    MR. HESS joined the Company in February 1996 as Chief Financial Officer. From January 1995 to February 1996, he was Vice President of Finance and Chief Financial Officer at Asante Technologies, Inc., a manufacturer of local area networking equipment. From 1988 to October 1995, Mr. Hess held executive management positions, primarily as Chief Financial Officer for Telebit Corporation, a dial-up networking company.

    MR. OBERMANN joined the Company in September 1996, as Managing Director of the Company's Europe, the Middle East and Africa operations. From April 1993 to September 1996, Mr. Obermann was the Director of Marketing for Cisco responsible for Europe, the Middle East and Africa. Prior to that, from July 1991 to April 1993, he was product manager for LAN, WAN and Internet products at PanDacom GmbH, a German company which distributes telecommunications and internetworking equipment.

    MR. HARVEY joined the Company in February 1997 as Director of Customer Service. From May 1992 to February 1997, Mr. Harvey was Director of Worldwide Customer Support Center of Amdahl Corporation, a manufacturer of mainframe computers. From 1976 to April 1992, he held a variety of customer support positions with Amdahl Corporation.

    MR. LIVINGSTON co-founded the Company in 1986, and served as its President and Chief Executive Officer until September 1994 and as its Chairman until October 1995 at which time he retired. From 1983 to 1986, Mr. Livingston was Director, Environmental Medical Services with Litton Industries. From 1971 to 1983 he served as Director of Environmental Safety for ITEK, a defense contractor.

    MR. PIMENTEL has served as a member of the Company's Board of Directors since November 1995. Mr. Pimentel has been Senior Vice President of Finance and Chief Financial Officer with WebTV Networks, Inc., an Internet appliance and service company, since November 1996. From July 1992 to October 1996, Mr. Pimentel was Senior Vice President and Chief Financial Officer with LSI Logic Corporation, a semiconductor company. From 1990 to June 1992, Mr. Pimentel was Vice President of Finance and Chief Financial Officer for Momenta Corporation, a pen based PC company.

    MR. HAWK has served as a member of the Company's Board of Directors since February 1997. Mr. Hawk is currently retired. From May 1996 to April 1997, Mr. Hawk was President and Chief Executive Officer of US West Multimedia Group, a Denver, Colorado based RBOC. From 1988 to April 1996, Mr. Hawk served as President of the Carrier and Information Provider division of US West Communications. Mr. Hawk currently serves as a director of Premisys Communications, Inc., PairGain Technologies, Inc. and Xylan Corporation.

    Dr. Ronald Willens and Mr. Steven Willens are father and son respectively, and Jerrold Livingston is Steven Willens' father-in-law. Other than those relationships, there are no other family relationships between any of the directors or executive officers of the Company.

CLASSIFIED BOARD

    The Company's Bylaws currently authorize up to five directors. All directors hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. The Company's Board of Directors approved an amendment and restatement of its Bylaws, subject to shareholder approval, that provides, among other things, that effective upon qualification of the Company as a "listed corporation," as defined in Section 301.5(d) of the California Code, the Board of Directors will consist of two classes with directors in each class serving staggered two-year terms. Class I consists of Steven M. Willens and Albert A. Pimentel. The initial term of office of the Class I directors expires at the annual meeting of shareholders in calendar 1997. Class II consists of Robert C. Hawk, Jerrold Livingston and Ronald H. Willens. The initial term of office of the Class II directors expires at the annual meeting of shareholders in calendar 1998. Upon the expiration of the term of each class of directors, members constituting such class of directors will be elected for a two-year term at the next succeeding annual meeting of shareholders. See "Description of Capital Stock."

BOARD COMMITTEES

    The Board of Directors has a Compensation Committee, currently comprised of Mr. Hawk and Mr. Pimentel, which makes recommendations to the Board of Directors concerning salaries and incentive compensation for all officers, directors and consultants of the Company, and an Audit Committee, currently comprised of Mr. Hawk and Mr. Pimentel, which reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. See "--Compensation Committee Interlocks and Insider Participation."

DIRECTOR COMPENSATION

    Directors receive no cash compensation for services provided in that capacity but are reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.

Upon joining the Board of Directors, Mr. Pimentel was granted an option to purchase 150,000 shares of the Company's Common Stock at a price of $.25 per share and Mr. Hawk was granted an option to purchase 35,000 shares of the Company's Common Stock at a price of $10.50 per share, pursuant to the Company's 1994 Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of the Compensation Committee of the Board of Directors are Mr. Pimentel and Mr. Hawk. No member of the Compensation Committee or executive manager of the Company has a relationship that would constitute an interlocking relationship with executive managers or directors of another entity.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

    The Company's Restated Articles of Incorporation include a provision that eliminates the personal liability of its directors to the Company and its shareholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interest of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of a serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the California Corporations Code (the "California Code") concerning contracts or transactions between the Company and a director or (vii) under Section 316 of the California Code concerning directors' liability for improper dividends, loans and guarantees. The provision does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation of a director's fiduciary duty to the Company or its shareholders.

    The Company's Restated Articles of Incorporation also include an authorization for the Company to indemnify its agents (as defined in Section 317 of the California Code), through bylaw provisions, by agreement or otherwise, to the fullest extent permitted by law. Pursuant to this provision, the Company's Bylaws provide for indemnification of the Company's directors, officers and employees. In addition, the Company, at its discretion, may provide indemnification to persons whom the Company is not obligated to indemnify. The Bylaws also allow the Company to enter into indemnity agreements with individual directors, officers, employees and other agents. These indemnity agreements have been entered into with all directors and executive officers and provide the maximum indemnification permitted by law. These agreements, together with the Company's Bylaws and Articles of Incorporation, may require the Company, among other things, to indemnify these directors or executive officers (other than for liability resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' and officers' insurance if available on reasonable terms. Section 317 of the California Code and the Company's Bylaws make provision for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expense incurred) arising under the Securities Act.

    The Company, with the approval of the Board of Directors, intends to obtain directors' and officers' liability insurance prior to the effectiveness of this offering.

EXECUTIVE COMPENSATION

    The following table shows the compensation received in the fiscal year ended August 31, 1996 by the Company's Chief Executive Officer and the Company's other executive managers who earned in excess of $100,000 during such fiscal year (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                                                                       -------------
                                                                ANNUAL COMPENSATION     SECURITIES
                                                              -----------------------   UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                                     SALARY     BONUS (1)    OPTIONS (#)   COMPENSATION
------------------------------------------------------------  ----------  -----------  -------------  -------------
Steven M. Willens...........................................  $  170,885   $  25,000        --             --
  Chairman, President and
  Chief Executive Officer

Ronald H. Willens...........................................     160,420      25,000        --             --
  Executive Vice President and Secretary

Joseph E. Sasek.............................................     110,042      40,000        225,000   $   57,801   (2)
  Vice President of Sales and Marketing

Steven A. Hess (3)..........................................      77,765      --            225,000        --
  Chief Financial Officer

Jurgen Obermann (4).........................................      --          --            --             --
  Managing Director of Europe, the Middle East and Africa

---------

(1) Earned for services during the year.

(2) Amount represents $54,077 in sales commissions earned during fiscal 1996.

(3) Steven A. Hess joined the Company in February 1996 at annual salary of $140,000.

(4) Jurgen Obermann joined the Company in September 1996 at an annual salary of $150,000 and was granted an option to purchase 45,000 shares of Common Stock.

                         OPTIONS GRANTS IN FISCAL 1996

    The following table sets forth information for the Named Executive Officers with respect to grants of options to purchase Common Stock of the Company made during the fiscal year ended August 31, 1996.

                                                                                                POTENTIAL REALIZABLE
                                      INDIVIDUAL GRANTS(1)                                             VALUE
                                  ----------------------------                                AT ASSUMED ANNUAL RATES
                                   NUMBER OF     % OF TOTAL                                        OF STOCK PRICE
                                  SECURITIES       OPTIONS                                          APPRECIATION
                                  UNDERLYING     GRANTED TO      EXERCISE                       FOR OPTION TERM (2)
                                    OPTIONS     EMPLOYEES IN       PRICE                      ------------------------
NAME                                GRANTED      FISCAL YEAR     PER SHARE   EXPIRATION DATE      5%           10%
--------------------------------  -----------  ---------------  -----------  ---------------  -----------  -----------
Steven M. Willens...............      --             --             --             --             --           --
Ronald H. Willens...............      --             --             --             --             --           --
Joseph E. Sasek.................     225,000           13.5%     $     .25        09/08/05     $  35,375    $  89,646
Steven A. Hess..................     225,000           13.5           1.67        02/29/06       236,307      598,849
Jurgen Obermann.................      --             --             --             --             --           --

---------
(1) Consists of stock options granted pursuant to the Company's 1994 Stock Option Plan. Mr. Sasek's option became exercisable immediately, subject to a right of repurchase which lapses according to a vesting schedule of 25% at the end of one year following the vesting commencement date as determined by the Board of Directors and 1/36 of the remaining amount per month thereafter, and Mr. Hess' option became exerciseable immediately, subject to a right of repurchase which lapses according to a vesting schedule of 20% at the end of one year following the vesting commencement date as determined by the Board of Directors and 1/48 of the remaining amount per month thereafter, as long as each optionee remains an employee with, consultant to or director of the Company. The maximum term of each option granted is ten years from the date of grant. The exercise price is equal to the fair market value of the stock on the date of grant as determined by the Board of Directors.

(2) Potential gains are net of the exercise price but before taxes associated with the exercise. The 5% and 10% assumed annual rates of compounded stock appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the date of this Prospectus, other than the columns reflecting assumed rates of appreciation of 5% and 10%.

                   AGGREGATED OPTION EXERCISES IN FISCAL 1996
                     AND FISCAL 1996 YEAR-END OPTION VALUES

    The following table sets forth information for the Named Executive Officers with respect to exercises of options to purchase Common Stock of the Company in the fiscal year ended August 31, 1996.

                                                                            NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                                           UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                                                                             OPTIONS AT 8/31/96            AT 8/31/96 (1)
                                 SHARES ACQUIRED                         --------------------------  ---------------------------
NAME                             ON EXERCISE (#)   VALUE REALIZED ($)    EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
-------------------------------  ---------------  ---------------------  -----------  -------------  ------------  -------------
Steven M. Willens..............        --                  --                --            --             --            --
Ronald H. Willens..............        --                  --                --            --             --            --
Joseph E. Sasek................        --                  --               375,000        --        $  3,875,253       --
Steven A. Hess.................        --                  --               225,000        --           1,986,750       --
Jurgen Obermann................        --                  --                --            --             --            --
Paul L. Harvey.................        --                  --                --            --             --            --

---------
(1) Based on the fair market value of the Company's Common Stock at August 31, 1996 ($10.50 per share as determined by the Board of Directors) less the exercise price payable for such shares.

STOCK PLANS

    1994 STOCK OPTION PLAN. The Company's 1994 Stock Option Plan was adopted by the Board of Directors on August 19, 1994. An aggregate of 3,000,000 of the Company's Common Stock is reserved for issuance under the 1994 Stock Option Plan. The 1994 Stock Option Plan provides for grants to employees (including executive management and employee directors) of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and for grants to employees and consultants of nonstatutory stock options. As of April 30, 1997, options to purchase a total of 2,538,380 shares at a weighted average exercise price of $3.46 per share were outstanding, and 461,620 shares remained available for future option grants. The 1994 Stock Option Plan may be administered by the Board of Directors or a committee of the Board (the "Administrator"). The Administrator determines the terms of options granted under the 1994 Stock Option Plan, including the number of shares subject to the option, exercise price, term and the rate at which the options become exercisable. Currently, each option that has been granted under the 1994 Plan is immediately exerciseable, subject to a right of repurchase which lapses according to a vesting schedule determined by the Administrator. The exercise price of all incentive stock options granted under the 1994 Stock Option Plan must be at least equal to the fair market value of the Common Stock of the Company on the date of grant. The exercise price of all nonstatutory stock options must equal at least 85% of the fair market value of the Common Stock on the date of grant. The exercise price of any stock option granted to an optionee who owns stock representing more than 10% of the voting power of all classes of stock of the Company must equal at least 110% of the fair market value of the Common Stock on the date of grant. The exercise price may be paid in cash or pursuant to a loan or installment arrangement approved by the Board. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of stock of the Company, the term of incentive stock options are limited to five years or less. The term of all options may not exceed ten years. If not terminated earlier by the Administrator, the 1994 Stock Option Plan will terminate in 2004. The Administrator has the authority to amend or terminate the 1994 Stock Option Plan as long as such action does not adversely affect any outstanding option. In the event of a proposed sale of all or substantially all of the Company's assets, or a merger of the Company with or into another corporation, each option may be assumed or an equivalent option substituted by the successor corporation (if any). Upon completion of this offering, no further option grants will be made under the 1994 Stock Option Plan.

    1997 STOCK PLAN. The Company's 1997 Stock Plan was adopted by the Board of Directors in May 1997 and will be submitted to shareholders for approval in May 1997. The 1997 Stock Plan provides for the grant of incentive stock options to employees (including officers and directors) and for the grant of nonstatutory stock options and stock purchase rights ("SPRs") to employees, directors and consultants. A total of 1,500,000 shares of Common Stock has been reserved for issuance under the 1997 Stock Plan plus any shares which have been reserved but unissued under the 1994 Stock Option Plan. In addition, an annual increase in the number of shares reserved will be added on each anniversary date of the adoption of the 1997 Stock Plan equal to the lesser of (i) 600,000 shares, (ii) 4% of the outstanding shares on such date or (iii) a lesser amount determined by the Board. Prior to this offering, there were no options or SPRs outstanding under the 1997 Stock Plan.

    The 1997 Stock Plan may be administered by the Board of Directors or a committee designated by the Board (the "Administrator"). Options and SPRs granted under the 1997 Stock Plan are not generally transferable by the optionee except by will or by the laws of descent and distribution, and are exercisable during the lifetime of the optionee only by such optionee. Options granted under the 1997 Stock Plan must be exercised within three months of the end of the optionee's status as an employee, director or consultant of the Company, or within twelve months after such optionee's death or disability, but in no event later than the expiration of the option term. The exercise price of all incentive and nonstatutory stock options granted under the 1997 Stock Plan shall be determined by the Administrator. With respect to any participant who owns stock possessing more than ten percent of the voting power of all classes of the Company's outstanding capital stock (a "10% Stockholder"), the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of incentive stock options and nonstatutory stock options for all other employees shall be no less than 100% of the fair market value per share on the date of grant. The maximum term of an option granted under the 1997 Stock Plan may not exceed ten years from the date of grant (five years in the case of an incentive stock option granted to a 10% stockholder). In the case of SPRs, unless the Administrator determines otherwise, the Company shall have a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment with the Company for any reason (including death or disability). Such repurchase option lapses at a rate determined by the Administrator. The purchase price for shares repurchased by the Company shall be the original purchase price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. In the event of a merger or sale of substantially all of the assets of the Company, the acquiring or successor corporation must either assume the outstanding options and SPRs under the 1997 Stock Plan or substitute equivalent options or SPRs to purchase shares of the acquiring or successor corporation (or a parent or subsidiary of the acquiring or successor corporation). If an employee is involuntarily terminated by the acquiring or successor corporation within twelve months of the merger or asset sale (other than for cause), or if such acquiring or successor corporation refuses to substitute or assume outstanding options or SPRs, the employee's options and SPRs fully vest and become immediately exercisable.

    1997 EMPLOYEE STOCK PURCHASE PLAN. The Company's 1997 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by the Board of Directors in May 1997 and will be submitted to the shareholders for approval in May 1997. The Company has reserved a total of 500,000 shares of Common Stock for issuance under the Stock Purchase Plan, plus an annual increase to be added on each anniversary date of the adoption of the Stock Purchase Plan equal to the lesser of (i) 150,000 shares, (ii) 1% of the outstanding shares on such date or (iii) a lesser amount determined by the Board. The Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), permits eligible employees of the Company to purchase shares of Common Stock through payroll deductions of up to ten percent (10%) of their compensation, up to a maximum of $25,000 worth of Common Stock (valued at the date of grant) in each calendar year. The Stock Purchase Plan will be implemented by consecutive overlapping 24-month offering periods (each an "Offering Period"). The initial Offering Period will begin on the effective date of this offering and will end on the last trading day in the period ending March 31, 1999. All employees who work at least twenty hours per week and more than five months per calendar year are eligible to participate in the Stock Purchase Plan.

    The price of Common Stock purchased under the Stock Purchase Plan will be 85% of the lower of the fair market value of the Common Stock on the first day of each Offering Period or the date of purchase. Employees may withdraw from the Stock Purchase Plan at any time during an Offering Period, and the balance of the payroll deductions will be returned to the employee. Participation in the Stock Purchase Plan ends automatically upon termination of employment with the Company. Rights granted under the Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution or as otherwise provided under the Stock Purchase Plan.

    The Stock Purchase Plan will be administered by the Board of Directors or by a committee appointed by the Board. The Board may amend or modify the Stock Purchase Plan at any time. The Stock Purchase Plan will terminate ten years after the effective date of its adoption, unless sooner terminated by the Board.

SECTION 401(k) PLAN

    In September 1995, the Board approved the Livingston Retirement Savings Plan (the "401(k) Plan"), covering the Company's full-time employees located in the United States. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit ($9,500 in calendar years 1996 and 1997) and to have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the

401(k) Plan by the Company on behalf of all participants in the 401(k) Plan. The Company has not made any contributions to the 401(k) Plan. The 401(k) Plan is intended to qualify under Section 401(k) of the Code, such that contributions to the 401(k) Plan by employees or by the Company, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) Plan, and such that contributions by the Company, if any, will be deductible by the Company.

                              CERTAIN TRANSACTIONS

    The Company and Jerrold Livingston entered into a Deferred Compensation Plan dated May 2, 1996, as amended (the "Compensation Plan"). Under the terms of the Compensation Plan, Mr. Livingston is entitled to receive an aggregate annual amount of $110,000 in recognition of past services rendered to the Company. The Compensation Plan will terminate upon the earlier of (i) January 1, 2005, (ii) the termination of the lock-up period in connection with the closing of an initial public offering of the Company's Common Stock or (iii) the closing of a merger or sale of the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth information known to the Company with respect to the beneficial ownership of its Common Stock as of April 30, 1997 and as adjusted to reflect the sale of Common Stock offered hereby, for (i) each person who is known by the Company to own beneficially more than five percent of the Common Stock, (ii) each of the Company's directors, (iii) each Named Executive Officer, (iv) all directors and executive officers as a group and (v) by the Selling Shareholders.

                                                                                                       PERCENT
                                                                                   SHARES TO         BENEFICIALLY
                                                                    NUMBER OF         BE             OWNED(2)(3)
                                                                     SHARES         SOLD IN    ------------------------
                                                                  BENEFICIALLY       THIS        BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                                OWNED(1)       OFFERING     OFFERING     OFFERING
---------------------------------------------------------------  ---------------  -----------  -----------  -----------
Ronald H. Willens..............................................     4,050,000         --            32.7%
Steven M. Willens..............................................     4,050,000         --            32.7
Jerrold Livingston.............................................     4,050,000(4)                    32.7
Joseph E. Sasek................................................       375,000(5)      --             2.9
Steven A. Hess.................................................       225,000(6)      --             1.8
Jurgen Obermann................................................        45,000(7)      --            *
Albert A. Pimentel.............................................       150,000(8)      --             1.2
Robert C. Hawk.................................................        35,000         --            *
All directors and executive officers as a group (9 persons)....    13,010,000(9)                    98.6

---------

 *  Less than one percent.

(1) Except as otherwise indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Options under the 1994 Stock Option Plan are immediately exercisable in full but subject to a right of repurchase by the Company which lapses according to a vesting schedule. All shares of Common Stock subject to options exerciseable are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person.

(2) Based on 12,370,272 shares outstanding as of April 30, 1997.

(3) This column assumes no exercise of the Underwriter's over-allotment option. If, however, the Underwriters' over-allotment option is exercised in full,
    certain shareholders will sell an aggregate of       additional shares of
    Common Stock. Specifically, in such event, in addition to those share amounts set forth in the table above, (i) Ronald Willens will sell an
    aggregate of       shares and will beneficially own       shares, which is
      % of the Company's outstanding Common Stock, after completion of this
    Offering, and (ii) Steven Willens will sell an aggregate of       shares and
    will beneficially own       shares, which is    % of the Company's
    outstanding Common Stock, after completion of the Offering.

(4) Includes 72,460 shares held by the Randall Scott Livingston Trust, 17,390 shares held by the Joshua Matthew Livingston Trust, 17,390 shares held by the Travis Michael Livingston Trust, 17,390 shares held by the Rebecca Roseann Livingston Trust, 14,490 shares held by the Rhonda Denise Willens Trust, 14,490 shares held by the Melissa Leanne Willens Trust and 14,490 shares held by the Mark Daniel Willens Trust.

(5) Includes 375,000 shares issuable under stock options held by Mr. Sasek exerciseable within 60 days of April 30, 1997.

(6) Includes 225,000 shares issuable under stock options held by Mr. Hess exerciseable within 60 days of April 30, 1997.

(7) Includes 45,000 shares issuable under stock options held by Mr. Obermann exerciseable within 60 days of April 30, 1997.

(8) Includes 150,000 shares issuable under stock options held by Mr. Pimentel exerciseable within 60 days of April 30, 1997.

(9) Includes 825,000 shares issuable under stock options held by such directors and executive officers exerciseable within 60 days of April 30, 1997.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock. The following summaries of certain provisions of the Common Stock do not purport to be complete, are subject to, and qualified in their entirety by, the provisions of the Company's Amended and Restated Articles of Incorporation (the "Restated Articles"), which is included as an exhibit to the Registration Statement of which this Prospectus forms a part, and by applicable law.

COMMON STOCK

    As of April 30, 1997, there were 12,370,272 shares of Common Stock outstanding, which were held of record by 58 shareholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon the closing of this offering will be fully paid and non-assessable.

PREFERRED STOCK

    The Board of Directors has approved an amendment to the Restated Articles which authorizes the issuance of up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. Subject to approval of such amendment by the shareholders, and effective upon the filing of the Restated Articles, the Board of Directors, without further shareholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay, or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and the other rights of the holders of Common Stock. At present, there are no shares of Preferred Stock outstanding and the Company has no plans to issue any of the Preferred Stock.

CALIFORNIA LAW AND CERTAIN PROVISIONS

    Certain provisions of California law and the Company's Restated Articles of Incorporation and Bylaws, could make more difficult the removal of incumbent officers and directors and the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. Upon qualification of the Company as a "listed corporation," as defined in Section 301.5(d) of the California Code, cumulative voting will be eliminated and the Board of Directors will be divided into two classes of directors, serving staggered two-year terms. At each annual meeting, one class of directors will be elected for a two-year term. See "Management." These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.P. of San Francisco, California. Its telephone number is (415) 954-9512.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

    Upon completion of this offering the Company will have outstanding an
aggregate of         shares of Common Stock (based upon shares outstanding at
April 30, 1997), assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 12,370,272 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the Restricted Shares will be available for sale in the public market as follows: (i) no shares will be eligible for immediate sale on the date of this Prospectus, (ii) 33,000 shares will be eligible for sale beginning 90 days after the date of this Prospectus, and (iii) 12,337,272 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus.

    All officers, directors and certain stockholders of the Company have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly (or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of), any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 180 days after the date of this Prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated.

    In general, under Rule 144, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then
outstanding (which will equal approximately         shares immediately after
this offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may therefore be sold immediately upon the completion of this offering. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

    The Company intends to file a registration statement under the Securities Act covering shares of Common Stock reserved for issuance under the Company's 1994 Stock Option Plan, 1997 Stock Plan and Stock Purchase Plan. See "Management--Stock Plans." Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to Affiliates, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. As of April 30, 1997, options to purchase 2,538,380 shares of Common Stock were issued and outstanding under the 1994 Stock Option Plan, and no options to purchase shares had been granted under the Company's 1997 Stock Plan and Stock Purchase Plan.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, (the "Underwriting Agreement") Underwriters named below, for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC, and Robertson, Stephens & Company LLC are acting as Representatives, have severally agreed to purchase, and the Company and the Selling Shareholder have severally agreed to sell them, the respective number of shares of Common Stock, set forth opposite the name of such Underwriters below:

                                                                                     NUMBER OF
NAME                                                                                  SHARES
----------------------------------------------------------------------------------  -----------
Morgan Stanley & Co. Incorporated.................................................
Hambrecht & Quist LLC.............................................................
Robertson, Stephens & Company LLC.................................................

                                                                                    -----------
    Total.........................................................................
                                                                                    -----------
                                                                                    -----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.

    The Underwriters initially propose to offer part of the shares of Common Stock offered hereby directly to the public at the initial public offering price set forth on the cover page hereof and part to certain dealers at a price which
represents a concession not in excess of $    per share under the initial public
offering price. The Underwriters may allow, and such dealers may re-allow, a
concession not in excess of $    per share to other Underwriters or to certain
other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by Morgan Stanley & Co. Incorporated.

    Pursuant to the Underwriting Agreement, the Company and certain of the Selling Shareholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of additional shares of Common Stock, at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock set forth next to the names of all Underwriters in the preceding table.

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

    The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them.

    The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    Each of the Company and the directors, executive officers and certain other stockholders of the Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the Underwriters, it will not
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, during the period ending 180 days after the date of this Prospectus, other than (x) the Shares and (y) the issuance by the Company of shares of Common Stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this Prospectus of which the Underwriters have been advised in writing.

    The Underwriters have reserved up to     shares of Common Stock for sale at
the initial public offering price to certain persons associated with the Company, as such persons have expressed an interest in purchasing such shares of Common Stock in the Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

PRICING OF THE OFFERING

    Prior to the Offering, there has been no public market for the Common Stock of the Company. The initial public offering price for the Common Stock was determined by negotiations among the Company, representatives of the Selling Shareholders and the Representatives of the Underwriters. Among the factors to be considered in determining the initial public offering price will be the future prospects of the Company and its industry in general, sales, earnings and certain other financial and operating information of the Company in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of the Company.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, San Francisco, California.

                                    EXPERTS

    The consolidated financial statements of the Company as of August 31, 1995 and 1996, and for each of the years in the three-year period ended August 31, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

    The Company intends to furnish to its shareholders annual reports containing audited financial statements examined by independent auditors and quarterly reports containing interim unaudited financial information for the first three quarters of each fiscal year.

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Report of Independent Auditors.............................................................................        F-2
Consolidated Balance Sheets................................................................................        F-3
Consolidated Statements of Operations......................................................................        F-4
Consolidated Statements of Shareholders' Equity............................................................        F-5
Consolidated Statements of Cash Flows......................................................................        F-6
Notes to Consolidated Financial Statements.................................................................        F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

Livingston Enterprises, Inc.

    We have audited the accompanying consolidated balance sheets of Livingston Enterprises, Inc. and subsidiaries as of August 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended August 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Livingston Enterprises, Inc. and subsidiaries at August 31, 1995 and 1996, and the results of operations and its cash flows for each of the years in the three-year period ended August 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Palo Alto, California
October 4, 1996, except for Note 10
 which is as of May 15, 1997

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                      AUGUST 31,
                                                                                 --------------------
                                                                                   1995       1996
                                                                                 ---------  ---------  FEBRUARY 28,
                                                                                                           1997
                                                                                                       ------------
                                                                                                       (UNAUDITED)
                                                      ASSETS

Current assets:
  Cash and cash equivalents....................................................  $   1,486  $   3,749   $    7,256
  Accounts receivable, net of allowance of $150, $648, and $882,
    respectively...............................................................      3,674      6,796        9,584
  Inventories..................................................................      3,557      7,650        4,511
  Deferred income taxes........................................................        139      1,893        3,763
  Prepaid expenses and other current assets....................................         55        153          166
                                                                                 ---------  ---------  ------------
    Total current assets.......................................................      8,911     20,241       25,280
Property and equipment, net....................................................        330        940        2,103
Other assets...................................................................         62        140          266
                                                                                 ---------  ---------  ------------
Total assets...................................................................  $   9,303  $  21,321   $   27,649
                                                                                 ---------  ---------  ------------
                                                                                 ---------  ---------  ------------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable.............................................................  $   1,695  $   2,787   $      528
  Accrued liabilities..........................................................      1,087      1,575        4,942
  Deferred revenue.............................................................         --      1,636        2,061
  Current portion of notes payable to shareholders.............................        238         --           --
                                                                                 ---------  ---------  ------------
    Total current liabilities..................................................      3,020      5,998        7,531
                                                                                 ---------  ---------  ------------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, no par value; 1,500,000 shares authorized in 1995; none
    issued and outstanding in 1995.............................................         --         --           --
  Common stock, no par value; 30,000,000 shares authorized; 12,150,000,
    12,235,200, and 12,365,060 issued and outstanding in 1995, 1996, and 1997,
    respectively...............................................................         21        216          894
  Deferred stock compensation..................................................         --         --         (568)
  Retained earnings............................................................      6,262     15,107       19,792
                                                                                 ---------  ---------  ------------
    Total shareholders' equity.................................................      6,283     15,323       20,118
                                                                                 ---------  ---------  ------------
    Total liabilities and shareholders' equity.................................  $   9,303  $  21,321   $   27,649
                                                                                 ---------  ---------  ------------
                                                                                 ---------  ---------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            SIX MONTHS ENDED
                                                           YEAR ENDED AUGUST 31,       --------------------------
                                                      -------------------------------    FEB. 29,      FEB. 28,
                                                        1994       1995       1996         1996          1997
                                                      ---------  ---------  ---------  ------------  ------------
                                                                                              (UNAUDITED)
Product revenues....................................  $   6,180  $  20,138  $  43,229   $   20,442    $   27,281
Royalty revenues....................................         --        323      2,878          963         4,034
                                                      ---------  ---------  ---------  ------------  ------------
Net revenues........................................      6,180     20,461     46,107       21,405        31,315
Cost of revenues....................................      2,853      8,054     18,567        8,660        13,959
                                                      ---------  ---------  ---------  ------------  ------------
  Gross profit......................................      3,327     12,407     27,540       12,745        17,356
Operating expenses:
  Research and development..........................        462        890      2,512          721         1,853
  Selling and marketing.............................        673      2,831      8,670        3,441         6,434
  General and administrative........................        449        667      1,771          544         1,384
                                                      ---------  ---------  ---------  ------------  ------------
    Total operating expenses........................      1,584      4,388     12,953        4,706         9,671
                                                      ---------  ---------  ---------  ------------  ------------
Operating income....................................      1,743      8,019     14,587        8,039         7,685
Interest income (expense), net......................        (21)       (20)        85            1           124
                                                      ---------  ---------  ---------  ------------  ------------
Income before income taxes..........................      1,722      7,999     14,672        8,040         7,809
Provision for income taxes..........................        695      3,095      5,827        3,188         3,124
                                                      ---------  ---------  ---------  ------------  ------------
    Net income......................................  $   1,027  $   4,904  $   8,845   $    4,852    $    4,685
                                                      ---------  ---------  ---------  ------------  ------------
                                                      ---------  ---------  ---------  ------------  ------------
Net income per share................................  $     .08  $     .38  $     .62   $      .35    $      .32
                                                      ---------  ---------  ---------  ------------  ------------
                                                      ---------  ---------  ---------  ------------  ------------
Shares used in per share computations...............     12,525     12,945     14,214       13,725        14,473

  The accompanying notes are an integral part of these consolidated financial statements.

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                         COMMON STOCK                                         TOTAL
                                                   -------------------------  DEFERRED STOCK   RETAINED   SHAREHOLDERS'
                                                      SHARES       AMOUNT      COMPENSATION    EARNINGS      EQUITY
                                                   ------------  -----------  ---------------  ---------  -------------
Balances at August 31, 1993......................    12,150,000   $      21      $      --     $     331   $       352

  Net income.....................................            --          --             --         1,027         1,027
                                                   ------------       -----          -----     ---------  -------------
Balances at August 31, 1994......................    12,150,000          21             --         1,358         1,379

  Net income.....................................            --          --             --         4,904         4,904
                                                   ------------       -----          -----     ---------  -------------
Balances at August 31, 1995......................    12,150,000          21             --         6,262         6,283

  Issuance of common stock.......................        15,000           4             --            --             4
  Issuance of common stock for acquired in
    process research and development.............        18,000         189             --            --           189
  Exercise of common stock options...............        52,200           2             --            --             2
  Net income.....................................            --          --             --         8,845         8,845
                                                   ------------       -----          -----     ---------  -------------
Balances at August 31, 1996......................    12,235,200         216             --        15,107        15,323

  Exercise of common stock options (unaudited)...       129,860         110             --            --           110
  Deferred stock compensation
    (unaudited)..................................            --         568           (568)           --            --
  Net income (unaudited).........................            --          --             --         4,685         4,685
                                                   ------------       -----          -----     ---------  -------------
Balances at February 28, 1997 (unaudited)........    12,365,060   $     894      $    (568)    $  19,792   $    20,118
                                                   ------------       -----          -----     ---------  -------------
                                                   ------------       -----          -----     ---------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                        YEAR ENDED AUGUST 31,             SIX MONTHS ENDED
                                                                   -------------------------------  ----------------------------
                                                                     1994       1995       1996     FEB. 29, 1996  FEB. 28, 1997
                                                                   ---------  ---------  ---------  -------------  -------------
                                                                                                            (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income.......................................................  $   1,027  $   4,904  $   8,845    $   4,852      $   4,685
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization..................................         25         60        193           66            197
  In-process research and development charged to expense as
    acquired.....................................................         --         --        189           --             --
  Interest on notes payable to shareholders......................         12         22         --           --             --
  Deferred income taxes..........................................        (60)       (91)    (1,754)        (313)        (1,870)
  Changes in operating assets and liabilities:
    Accounts receivable..........................................       (729)    (2,446)    (3,122)      (2,467)        (2,788)
    Inventories..................................................       (391)    (2,951)    (4,093)      (2,567)         3,139
    Prepaids and other current assets............................        (62)        20        (98)         (13)           (13)
    Accounts payable.............................................         11      1,523      1,092          926         (2,259)
    Accrued liabilities..........................................        811        186        488        1,892          3,367
    Deferred revenue.............................................         --         --      1,636          804            425
                                                                   ---------  ---------  ---------       ------         ------
Net cash provided by operating activities........................        644      1,227      3,376        3,180          4,883
                                                                   ---------  ---------  ---------       ------         ------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment............................        (63)      (288)      (803)        (135)        (1,360)
  Other assets...................................................         --        (60)       (78)         (62)          (126)
                                                                   ---------  ---------  ---------       ------         ------
Net cash used in investing activities:...........................        (63)      (348)      (881)        (197)        (1,486)
                                                                   ---------  ---------  ---------       ------         ------
CASH FLOWS USED IN FINANCING ACTIVITIES:
  Proceeds from common stock issued..............................         --         --          6           --            110
  Repayment of notes payable to shareholders.....................         --        (20)      (238)        (181)            --
                                                                   ---------  ---------  ---------       ------         ------
Net cash flows provided by (used in) financing activities........         --        (20)      (232)        (181)           110
                                                                   ---------  ---------  ---------       ------         ------
Net increase in cash and cash equivalents........................        581        859      2,263        2,802          3,507

Cash and cash equivalents at beginning of period.................         46        627      1,486        1,486          3,749
                                                                   ---------  ---------  ---------       ------         ------
Cash and cash equivalents at end of period.......................  $     627  $   1,486  $   3,749    $   4,288      $   7,256
                                                                   ---------  ---------  ---------       ------         ------
                                                                   ---------  ---------  ---------       ------         ------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Common stock issued in exchange for acquired in-process
    research and development charged to expense..................  $      --  $      --  $     189    $      --      $      --
  Cash paid for income taxes.....................................         22      2,862      8,063        2,210          4,229
  Cash paid for interest.........................................         21         20         35           12             --

  The accompanying notes are an integral part of these consolidated financial statements.

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      (INFORMATION RELATING TO THE SIX MONTHS ENDED FEBRUARY 29, 1996 AND
                        FEBRUARY 28, 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

    Livingston Enterprises, Inc. (the Company), a California corporation, is a provider of integrated remote access networking solutions for Internet Service Providers.

BASIS OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries from which intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly liquid investments with remaining maturities of three months or less at time of acquisition to be cash equivalents.

    The Company accounts for cash equivalents and short-term investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. All cash and cash equivalents are classified as available-for-sale under the provisions of SFAS No. 115. The securities are carried at cost which approximates fair value and any unrealized gains or losses, net of taxes, would be reported as a separate component of shareholders' equity.

REVENUE RECOGNITION

    The Company recognizes revenues from sales of remote access products upon shipment. The Company grants its value-added resellers limited rights to exchange products and price protection on unsold merchandise. The Company establishes an estimated allowance for future product returns based on historical returns experience and provides for appropriate price protection reserves at the time the related revenue is recorded. To date, returns for exchange and amounts granted from price protection have not been significant.

    The Company accounts for revenue related to the software portion of their product in accordance with Statement of Position 91-1, SOFTWARE REVENUE RECOGNITION. Postcontract customer support ("PCS") revenues generally are recognized ratably over the term of the support period (generally one year). PCS revenues to date have not been significant and are included in product revenues. The unamortized portion of PCS is reported as deferred revenue.

    The Company records royalty revenue at the time the amount is determinable and collection is certain.

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES

      (INFORMATION RELATING TO THE SIX MONTHS ENDED FEBRUARY 29, 1996 AND
                        FEBRUARY 28, 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVENTORIES

    Inventories are valued using standard costs, which approximate the lower of cost or market using the first-in, first-out method.

PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized using the straight-line method over the estimated useful life of the assets or related lease term, whichever is shorter.

    The Company adopted the provisions of SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, on September 1, 1996. SFAS No. 121 requires that long-lived assets and certain identified intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

RESEARCH AND DEVELOPMENT COSTS

    Research and development expenditures are generally charged to operations as incurred. SFAS No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED, governs accounting for software development costs. This statement provides for the capitalization of certain software development costs once technological feasibility is established. The cost capitalized is then amortized on a straight-line basis over the estimated product life, or using the ratio of current revenue to total projected product revenues, whichever is greater. To date, software development costs incurred subsequent to the establishment of technological feasibility have not been material. Included in research and development expense in fiscal 1996 is approximately $632,000 principally related to modem technology acquired in exchange for 18,000 shares of common stock and $443,000 in cash.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents consist of deposits with a major U.S. commercial bank. The Company sells its products primarily to Internet Service Providers through resellers. To reduce its credit risk, the Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts to cover any credit losses. At February 28, 1997, $1.8 million of royalty revenues remained outstanding.

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES

      (INFORMATION RELATING TO THE SIX MONTHS ENDED FEBRUARY 29, 1996 AND
                        FEBRUARY 28, 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of cash, cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair values due to the short maturity of the instruments.

PRODUCT RELATED COSTS

    Product related costs consist of warranty costs, modem technology license fees, and costs related to the Company's 56K Modem Swap Program. This program allows customers to upgrade to 56K modem technology as it becomes available at no charge to them. The Company provides for all of the above costs at the time revenue is recognized.

INCOME TAXES

    The Company accounts for income taxes in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES. SFAS No. 109 prescribes an asset and liability approach that results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactment of changes in tax laws or rates.

INTERIM ACCOUNTING

    The financial statements at February 28, 1997 and for the six months ended February 29, 1996 and February 28, 1997 include all adjustments (consisting only of normal adjustments) that management considers necessary for a fair presentation of its financial position at such date and its operating results and cash flows for those periods. Results for interim periods are not necessarily indicative of results for the entire year.

    Income taxes for the six months ended February 29, 1996 and February 28, 1997 have been provided based on an estimate of the Company's effective tax rate for fiscal 1996 and 1997.

PER SHARE INFORMATION

    Net income per share is computed using the weighted average number of common shares and common share equivalents outstanding during the periods presented. Common share equivalents result from the dilutive effect of outstanding options to purchase common stock. Pursuant to the requirements of the Securities and Exchange Commission (SEC), common shares issued by the Company during the twelve months immediately preceding the initial public offering, plus the number of equivalent shares resulting from options granted during this period, have been included in the calculation of the shares used in computing net income per share as if they were outstanding for all periods presented (using the treasury stock method and the estimated public offering price).

    The Financial Accounting Standards Board recently issued SFAS No. 128, EARNINGS PER SHARE, which requires the presentation of basic earnings per share
(EPS) and, for companies with potentially dilutive securities, such as convertible debt, options, and warrants, diluted EPS. SFAS No. 128 is effective for

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES

      (INFORMATION RELATING TO THE SIX MONTHS ENDED FEBRUARY 29, 1996 AND
                        FEBRUARY 28, 1997 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) annual and interim periods ending after December 31, 1997. The Company expects that basic EPS will be higher than primary EPS as presented in the accompanying consolidated financial statements and that diluted EPS will not differ materially from fully diluted EPS as presented in the accompanying consolidated financial statements.

STOCK COMPENSATION PLANS

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION. The Company adopted SFAS No. 123 in September 1996. The Company will continue to account for employee stock options in accordance with Accounting Principles Board Opinion No. 25 and has adopted the "disclosure only" alternative described in SFAS No. 123. The Company expects that the adoption of this statement will not have a material effect on the financial position or results of operations.

RECLASSIFICATIONS

    Certain amounts in the accompanying 1994 and 1995 consolidated financial statements have been reclassified to conform with the 1996 consolidated financial statement presentation.

2. BALANCE SHEET COMPONENTS

    Inventories consisted of the following (in thousands):

                                                                AS OF AUGUST 31,
                                                              --------------------
                                                                1995       1996
                                                              ---------  ---------      AS OF
                                                                                    FEB. 28, 1997
                                                                                    -------------
                                                                                     (UNAUDITED)
Raw materials...............................................  $   2,022  $   5,215    $   2,299
Work in process.............................................        732        439          868
Finished goods..............................................        803      1,996        1,344
                                                              ---------  ---------       ------
                                                              $   3,557  $   7,650    $   4,511
                                                              ---------  ---------       ------
                                                              ---------  ---------       ------

    Property and equipment consisted of the following (in thousands):

                                                                  AS OF AUGUST 31,
                                                                --------------------
                                                                  1995       1996
                                                                ---------  ---------      AS OF
                                                                                      FEB. 28, 1997
                                                                                      -------------
                                                                                       (UNAUDITED)
Equipment.....................................................  $     397  $   1,026    $   1,511
Furniture and fixtures........................................         72         91          661
Leasehold improvements........................................         22        177          482
                                                                ---------  ---------       ------
                                                                      491      1,294        2,654
Less accumulated depreciation and amortization................        161        354          551
                                                                ---------  ---------       ------
                                                                $     330  $     940    $   2,103
                                                                ---------  ---------       ------
                                                                ---------  ---------       ------

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES

2. BALANCE SHEET COMPONENTS (CONTINUED)

    Accrued liabilities consisted of the following (in thousands):

                                                                AS OF AUGUST 31,
                                                              --------------------
                                                                1995       1996
                                                              ---------  ---------      AS OF
                                                                                    FEB. 28, 1997
                                                                                    -------------
                                                                                     (UNAUDITED)
Compensation and related benefits...........................  $     377  $     825    $   1,367
Warranty costs..............................................         --         85          425
Modem swap program..........................................         --         --          837
Modem license fees..........................................         --         --          625
Income taxes................................................        549          2          598
Other.......................................................        161        663        1,090
                                                              ---------  ---------       ------
                                                              $   1,087  $   1,575    $   4,942
                                                              ---------  ---------       ------
                                                              ---------  ---------       ------

3. RELATED PARTY TRANSACTIONS

    The Directors of the Company periodically made cash advances to the Company to fund operations. Outstanding amounts due to the Directors aggregated $238,005 as of August 31, 1995, which included interest of $34,000 at the rate of 9% per annum. In October 1995, all outstanding principal balances and accrued interest were repaid to the Directors.

4. INCOME TAXES

    The components of income tax expense are as follows (in thousands):

                                                                          YEAR ENDED AUGUST 31,
                                                                     -------------------------------
                                                                       1994       1995       1996
                                                                     ---------  ---------  ---------
Current:
  Federal..........................................................  $     593  $   2,444  $   5,873
  State............................................................        162        742      1,708
                                                                     ---------  ---------  ---------
                                                                           755      3,186      7,581
                                                                     ---------  ---------  ---------

Deferred:
  Federal..........................................................        (62)       (68)    (1,488)
  State............................................................          2        (23)      (266)
                                                                     ---------  ---------  ---------
                                                                           (60)       (91)    (1,754)
                                                                     ---------  ---------  ---------
                                                                     $     695  $   3,095  $   5,827
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES

4. INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below (in thousands):

                                                                                 AS OF AUGUST 31,
                                                                               --------------------
                                                                                 1995       1996
                                                                               ---------  ---------
Deferred tax assets:
  Accruals and reserves......................................................  $      92  $   1,350
  Deferred revenue...........................................................         --        650
  Costs capitalized in inventory.............................................         39         27
  Other......................................................................          8       (134)
                                                                               ---------  ---------
                                                                               $     139  $   1,893
Less valuation allowance.....................................................         --         --
                                                                               ---------  ---------
Net deferred asset...........................................................  $     139  $   1,893
                                                                               ---------  ---------
                                                                               ---------  ---------

    The differences between the "expected" income tax expense computed at the federal statutory rate of 35% and the Company's actual income tax expense are as follows (in thousands):

                                                                            AS OF AUGUST 31,
                                                                     -------------------------------
                                                                       1994       1995       1996
                                                                     ---------  ---------  ---------
Income tax at statutory rate.......................................  $     603  $   2,800  $   5,135
State tax, net of federal benefit..................................        108        474        951
Research and development tax credits...............................         --        (30)        --
Foreign Sales Corporation benefit..................................         --         --        (92)
Other..............................................................        (16)      (149)      (167)
                                                                     ---------  ---------  ---------
                                                                     $     695  $   3,095  $   5,827
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    Management believes that it is more likely than not, based on historical operating results, that the Company will generate sufficient future taxable income to realize the net deferred tax assets.

5. SHAREHOLDERS' EQUITY

    In March 1996, the Company restated its Articles of Incorporation cancelling its authorized Preferred Stock and the shareholders approved a three for one stock split. Common Share and per share data in these consolidated financial statements have been retroactively adjusted to reflect the stock split. The Company has reserved 3,000,000 shares of common stock for issuance under the 1994 Stock Option Plan (the 1994 Plan). The 1994 Plan provides for incentive and non-statutory stock options to be granted to employees (including officers), directors, consultants, and other independent contractors.

    Stock options are granted at prices of not less than 85% of the fair market value of the common stock at the time of grant, except that stock options granted to any employee who owns stock representing more than 10% of total combined voting power of all classes of the Company's capital stock must have an exercise price of not less than 110% of fair market value. Shares available for purchase on the exercise of options generally vest at a rate of 20% in the first year and thereafter at a rate of 1/48 per each month the optionee is employed or acts as a consultant of the Company. Options expire ten years from the date of

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES

5. SHAREHOLDERS' EQUITY (CONTINUED)
grant. At August 31, 1996, 219,010 options were vested and all options, whether or not vested, are exercisable, subject to a right of repurchase, at the original issuance price, which lapses according to the vesting schedule. A summary of stock option activity under the 1994 Plan follows:

                                                                         AVAILABLE    NUMBER OF
                                                                         FOR GRANT      SHARES    PRICE PER SHARE
                                                                        ------------  ----------  ---------------
Balances as of August 31, 1994........................................    1,500,000
  Options granted.....................................................   (1,043,250)   1,043,250     $0.033-$0.05
  Options canceled....................................................      132,000     (132,000)    $0.033-$0.04
                                                                        ------------  ----------
Balances as of August 31, 1995........................................      588,750      911,250     $0.033-$0.05
  Increase in option pool.............................................    1,500,000
  Options granted.....................................................   (1,668,250)   1,668,250     $0.25-$10.50
  Options exercised...................................................       52,200      (52,200)     $0.04-$0.25
  Options canceled....................................................      301,500     (301,500)   $0.033-$10.50
                                                                        ------------  ----------
Balances as of August 31, 1996........................................      774,200    2,225,800    $0.033-$10.50
  Options granted (unaudited).........................................     (392,800)     392,800           $10.50
  Options exercised (unaudited).......................................      129,860     (129,860)   $0.033-$10.50
  Options canceled (unaudited)........................................       44,465      (44,465)    $0.04-$10.50
                                                                        ------------  ----------
Balances as of February 28, 1997 (unaudited)..........................      555,725    2,444,275    $0.033-$10.50
                                                                        ------------  ----------  ---------------
                                                                        ------------  ----------  ---------------

    In connection with options granted on February 21, 1997, the Company has recorded deferred compensation expense of $568,000 for the difference between the option grant price and the deemed fair value of the Company's common stock at the date of grant. The amount is being amortized over the vesting period of the individual options, generally a 60 month period. No deferred compensation expense was recognized for the six months ended February 28, 1997.

6. REVENUE

    The Company distributes its products primarily through value-added resellers. Export sales, identified by region, are summarized below:

                                                                     YEAR ENDED AUGUST 31,               SIX MONTHS ENDED
                                                                -------------------------------  --------------------------------
                                                                  1994       1995       1996      FEB. 29, 1996    FEB. 28, 1997
                                                                ---------  ---------  ---------  ---------------  ---------------
                                                                                                           (UNAUDITED)
Asia Pacific..................................................         2%         5%        18%           13%              23%
Europe........................................................         5%         6%         7%            6%              15%
Canada........................................................         2%         3%         3%            5%               5%
Latin America.................................................         9%         2%         2%            2%               2%
                                                                      ---        ---        ---           ---              ---
                                                                      18%        17%        30%           26%              45%
                                                                      ---        ---        ---           ---              ---
                                                                      ---        ---        ---           ---              ---

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES

6. REVENUE (CONTINUED)

    Significant resellers are summarized below:

                                                       YEAR ENDED AUGUST 31,                    SIX MONTHS ENDED
                                               -------------------------------------  ------------------------------------
                                                  1994         1995         1996        FEB. 29, 1996
                                                  -----        -----        -----     -----------------    FEB. 28, 1997
                                                                                                         -----------------
                                                                                                            (UNAUDITED)
Customer A...................................          28%          29%          26%             27%                 2%
Customer B...................................          17%          18%           6%              7%                 4%
Customer C...................................           7%          11%          13%             15%                15%


                                                RECEIVABLE BALANCE AT
                                                    FEB. 28, 1997
                                               -----------------------

Customer A...................................                 0%
Customer B...................................                 1%
Customer C...................................                18%

7. COMMITMENTS

    The Company leases its facilities under non-cancelable operating leases. Future minimum lease payments under operating leases with initial remaining non-cancelable terms of one or more years are as follows (in thousands):

FISCAL YEAR ENDING AUGUST 31,
-------------------------------------------------------------------------------------
1997.................................................................................  $     551
1998.................................................................................        606
1999.................................................................................        606
2000.................................................................................        606
2001.................................................................................        606
Thereafter...........................................................................      1,313
                                                                                       ---------
Total minimum lease payments.........................................................  $   4,288
                                                                                       ---------
                                                                                       ---------

    Rent expense was $62,000, $156,000, and $566,000 for the years ended August 31, 1994, 1995, and 1996, respectively. Rent expense for the six month periods ended February 29, 1996 and February 28, 1997 was $154,000 and $386,000,
respectively.

    The Company and Jerrold Livingston entered into a Deferred Compensation Plan dated May 2, 1996, as amended (the "Compensation Plan"). Under the terms of the Compensation Plan, Mr. Livingston is entitled to receive an aggregate annual amount of $110,000 in recognition of past services rendered to the Company. The Compensation Plan will terminate upon the earlier of (i) January 1, 2005, (ii) the termination of the lock-up period in connection with the closing of an initial public offering of the Company's Common Stock or (iii) the closing of a merger or sale of the Company.

8. BANK LINE OF CREDIT

    In May 1996, the Company obtained an unsecured, $5 million bank line of credit which bears interest at the bank's prime interest rate (8.25% as of August 31, 1996). The line of credit expires March 1, 1998. Covenants under the line of credit require the Company to maintain certain minimum levels of profitability, net worth, and financial ratios, and restrict dividends and stock repurchases. There have been no borrowings under the line of credit agreement.

                 LIVINGSTON ENTERPRISES, INC. AND SUBSIDIARIES

9. RETIREMENT SAVINGS PLAN

    The Company sponsors a 401(k) defined contribution benefit plan that covers all employees who have completed at least three months of service. This plan allows for employees to defer up to 15% of their pretax salary in certain investments at the discretion of the employees. The Company has the option to make discretionary employer contributions, however, no such contributions have been made since inception of the plan.

10. SUBSEQUENT EVENTS

    On May 9, 1997, the Board of Directors approved:

    - the Company's 1997 Stock Plan (the 1997 Plan), subject to shareholder approval. The Company reserved 1,500,000 shares of common stock for issuance under the 1997 Plan which provides for grants of stock options and stock purchase rights to employees, consultants, non-employee directors, and any parent or subsidiary of the Company. Options and rights are granted at prices equal to the fair market value of the common stock at the time of grant. Other conditions of the 1997 Plan are substantially the same as those of the 1994 Plan. No options or purchase rights have been granted under the 1997 Plan to date.

    - Board of Directors approved (effective upon the closing of the Company's initial public offering) the 1997 Employee Stock Purchase Plan (the "Purchase Plan"), subject to shareholder approval. Under the Purchase Plan, eligible employees may purchase common shares during six month payment periods commencing November 1 and May 1 of each year at a price per share of 85% of the lower of the average market price per share on the first or last business day of the six-month period. Participating employees may elect to have up to 10% of regular pay withheld and applied toward the purchase of such share up to a maximum of 10,000 shares in any six-month period. An employee's rights under the Purchase Plan terminate upon voluntary withdrawal from the Purchase Plan at any time or upon termination of employment. The Company has reserved 500,000 shares of common stock for issuance under the Purchase Plan. No shares have been issued to date.

    - An amendment to the Articles of Incorporation to increase authorized common stock to 100,000,000 shares and upon completion of the Company's initial public offering to increase authorized preferred stock to 5,000,000 shares.

    Also, on May 9, 1997, the Company's Board of Directors authorized management of the Company to file a Registration Statement with the SEC permitting the Company to sell shares of its common stock to the public.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and NASD filing fee.

SEC registration fee..............................................  $  12,122
NASD filing fee...................................................      4,500
Nasdaq National Market listing fee................................     50,000
Printing and engraving costs......................................    125,000
Legal fees and expenses...........................................    310,000
Accounting fees and expenses......................................    250,000
Blue Sky fees and expenses........................................     10,000
Transfer Agent and Registrar fees.................................      5,000
Miscellaneous expenses............................................     35,000
                                                                    ---------
    Total.........................................................    801,622
                                                                    ---------
                                                                    ---------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Bylaws of the Company provide for the indemnification of the Company's officers and directors against certain liabilities and expenses relating to lawsuits and other proceedings in which they may become involved. Section 317 of the California Corporations Code also provides for indemnification of a corporation's directors and officers under certain circumstances.

    Section 204(a)(10) and (11) and Section 317 of the California Corporations Code and the Bylaws of the Company contain provisions covering indemnification of corporate directors and officers against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors and officers, including proceedings under the Securities Act or the Exchange Act.

    The Company provides indemnity insurance pursuant to which its directors and officers are indemnified or insured under certain circumstances against certain liabilities or losses, including liabilities under the Securities Act. The Company has obtained shareholder approval to enter into indemnity agreements with their respective directors and officers. Each agreement provides for indemnification of the fines, settlements and other amounts incurred by such person in connection with the good faith performance of his or her duties as a director or officer. The indemnification agreements also provide for the advance payment by the Company of expenses incurred in defending any proceeding to which the director or officer may be a party, provided that the affected director or officer executed an undertaking, acceptable to the disinterested members of the board of directors, agreeing to repay all amounts advanced for defense of the proceeding if it shall be ultimately determined that such director or officer was not entitled to be indemnified in accordance with Sections 204(a)(10) and
(11) and Section 317 of the California Corporations Code.

    The Company understands that the staff of the Commission is of the opinion that statutory, charter and contractual provisions as are described above have no effect on claims arising under the federal securities laws.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    Since 1994 the registrant has issued and sold the following unregistered securities: as of April 30, 1997, the Registrant has issued and sold 186,832 shares of Common Stock to employees and consultants at prices ranging from $.033 to $10.50 per share, upon exercise of stock options, pursuant to the Registrant's 1994 Stock Option Plan; in December 1995, the Company issued 15,000 shares of Common Stock to Douglas Meltzer in consideration of past services rendered to the Company and the signing of a confidentiality agreement; and in connection with the Company's acquisition of certain assets, with a value of $189,000 as determined by the Company's Board of Directors, of Lloyd Internetworking, Inc. ("Lloyd") in June 1996, the Company issued 18,000 shares of Common Stock to Lloyd shareholders.

    The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transaction. All recipients had adequate access, through their relationships with the Company, to information about the Registrant.

ITEM 16.  EXHIBITS

    (a) Exhibits

      1.1   Underwriting Agreement.

      3.1   Restated Articles of Incorporation of Livingston Enterprises, Inc., a California
              corporation, as currently in effect.

      3.4   Bylaws of the Registrant, as currently in effect.

      3.5   Bylaws of the Registrant, as in effect immediately following the closing of the offering made under this Registration Statement.

      4.1*  Specimen Common Stock Certificate.

      5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

     10.1   Form of Indemnification Agreement between the Company and each of its directors and officers.

     10.2   1994 Stock Option Plan and forms of agreement thereunder.

     10.3   1997 Stock Plan and form of agreement thereunder.

     10.4   1997 Employee Stock Purchase Plan and forms of agreements thereunder.

     10.5   Lease dated January 24, 1996 between Registrant and Willow Road Associates, LLC for the facility located at 4464 Willow Road, Pleasanton, CA 94588.

     10.6   Deferred Compensation Plan dated May 2, 1996, as amended, between the Company and
              Jerrold Livingston.

     10.7   Master Revolving Note with Comerica Bank dated April 30, 1996.

     11.1   Calculation of earnings per share.

     23.1   Consent of KPMG Independent Auditors.

     23.2*  Consent of Counsel (included in Exhibit 5.1).

     24.1   Power of Attorney (see page II-4).

---------

*   To be filed by amendment.

    (b) Financial Statement Schedules

    II. Valuation and Qualifying Accounts

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pleasanton, State of California, on the 16th day of May, 1997.

                                          LIVINGSTON ENTERPRISES, INC.

                                          By:        /s/ STEVEN M. WILLENS
                                              ----------------------------------

                                                      Steven M. Willens
                                                PRESIDENT AND CHIEF EXECUTIVE
                                                         OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven M. Willens and Steven A. Hess and each of them his attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

               SIGNATURE                                          TITLE                                DATE
----------------------------------------  ------------------------------------------------------  ---------------

         /s/ STEVEN M. WILLENS
      ----------------------------        President, Chief Executive Officer and Chairman          May 16, 1997
           Steven M. Willens

           /s/ STEVEN A. HESS
      ----------------------------        Chief Financial Officer (Principal Financial and         May 16, 1997
             Steven A. Hess                 Accounting Officer)

         /s/ JERROLD LIVINGSTON
      ----------------------------        Director                                                 May 16, 1997
           Jerrold Livingston

         /s/ RONALD H. WILLENS
      ----------------------------        Director                                                 May 16, 1997
           Ronald H. Willens

         /s/ ALBERT A. PIMENTEL
      ----------------------------        Director                                                 May 16, 1997
           Albert A. Pimentel

           /s/ ROBERT C. HAWK
      ----------------------------        Director                                                 May 16, 1997
             Robert C. Hawk

                          LIVINGSTON ENTERPRISES, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                 BALANCE AT                   DEDUCTIONS:
                                                                BEGINNING OF                  WRITE OFFS      BALANCE AT
                       CLASSIFICATION                              PERIOD        ADDITIONS    OF ACCOUNTS    END OF PERIOD
-------------------------------------------------------------  ---------------  -----------  -------------  ---------------
Allowance for returns and doubtful accounts
    Year ended August 31, 1994...............................     $  --          $      13     $  --           $      13
    Year ended August 31, 1995...............................     $      13      $     137     $  --           $     150
    Year ended August 31, 1996...............................     $     150      $     563     $      65       $     648

    Six months ended February 28, 1996 (unaudited)...........     $     150      $     200     $       1       $     349
    Six months ended February 29, 1997 (unaudited)...........     $     648      $     330     $      96       $     882

Warranty accrual
    Year ended August 31, 1994...............................     $  --          $  --         $  --           $  --
    Year ended August 31, 1995...............................     $  --          $  --         $  --           $  --
    Year ended August 31, 1996...............................     $  --          $  85         $  --           $  85

    Six months ended February 28, 1996 (unaudited)...........     $  --          $  --         $  --           $  --
    Six months ended February 29, 1997 (unaudited)...........     $  85          $     340     $  --           $     425

                                 EXHIBIT INDEX

EXHIBIT NO.                                                 DESCRIPTION
-----------
       1.1   Underwriting Agreement.

       3.1   Restated Articles of Incorporation of Livingston Enterprises, Inc., a California corporation, as currently in effect.

       3.4   Bylaws of the Registrant, as currently in effect.

       3.5   Bylaws of the Registrant, as in effect immediately following the closing of the offering made under this
               Registration Statement.

       4.1*  Specimen Common Stock Certificate.

       5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

      10.1   Form of Indemnification Agreement between the Company and each of its directors and officers.

      10.2   1994 Stock Option Plan and forms of agreement thereunder.

      10.3   1997 Stock Plan and form of agreement thereunder.

      10.4   1997 Employee Stock Purchase Plan and forms of agreements thereunder.

      10.5   Lease dated January 24, 1996 between Registrant and Willow Road Associates, LLC for the facility located at 4464 Willow Road, Pleasanton, CA 94588.

      10.6   Deferred Compensation Plan dated May 2, 1996, as amended, between the Company and Jerrold Livingston.

      10.7   Master Revolving Note with Comerica Bank dated April 30, 1996.

      11.1   Calculation of earnings per share.

      23.1   Consent of KPMG Independent Auditors.

      23.2*  Consent of Counsel (included in Exhibit 5.1).

      24.1   Power of Attorney (see page II-4).

---------

*   To be filed by amendment.